SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2014

Commission File Number: 001-12568

BBVA FRENCH BANK S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA French Bank S.A.

Item
1.	Financial Statements as of March 31, 2014 together with Independent Auditors´ Limited Review Report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA French Bank S.A.

Date: May 16, 2014	By:	/s/ Ignacio Sanz y Arcelus
Name: Ignacio Sanz y Arcelus
Title: Chief Financial Officer

FINANCIAL STATEMENTS AS OF MARCH 31, 2014 TOGETHER WITH INDEPENDENT AUDITORS’ LIMITED REVIEW REPORT.

BALANCE SHEETS AS OF MARCH 31, 2014 AND DECEMBER 31, 2013

(Translation of financial statements originally issued in Spanish—See note 18)

-Stated in thousands of pesos-

	03-31-2014	12-31-2013
ASSETS:
A. CASH AND DUE FROM BANKS:
Cash	2,076,967	2,063,190
Due from banks and correspondents	8,210,238	10,782,106

Argentine Central Bank (BCRA)	8,044,004	10,546,478
Other local	1,003	2,795
Foreign	165,231	232,833

	10,287,205	12,845,296

B. GOVERNMENT AND PRIVATE SECURITIES:
Holdings booked at fair value (Exhibit A)	1,571,959	1,982,038
Holdings booked at amortized cost (Exhibit A)	181,546	164
Instruments issued by the BCRA (Exhibit A)	7,335,769	1,408,487
Investments in listed private securities (Exhibit A)	285	90
Less: Allowances (Exhibit J)	203	196

	9,089,356	3,390,583

C. LOANS:
To government sector (Exhibits B, C and D)	44,440	40,915
To financial sector (Exhibits B, C and D)	2,621,544	2,879,947

Interfinancial – (Call granted)	15,000	280,000
Other financing to local financial institutions	2,145,757	2,172,548
Interest and listed-price differences accrued and pending collection	460,787	427,399
To non financial private sector and residents abroad (Exhibits B, C and D)	33,345,968	32,740,843

Overdraft	6,837,277	6,552,258
Discounted instruments	5,240,894	5,476,961
Real estate mortgage	1,282,080	1,243,900
Collateral Loans	1,186,868	1,178,092
Consumer	6,047,095	5,998,691
Credit cards	8,002,015	7,429,187
Other	4,288,196	4,446,498
Interest and listed-price differences accrued and pending collection	612,298	547,469
Less: Interest documented together with main obligation	150,755	132,213
Less: Allowances (Exhibit J)	721,433	680,651

	35,290,519	34,981,054

D. OTHER RECEIVABLES FROM FINANCIAL TRANSACTIONS:
Argentine Central Bank (BCRA)	424,057	624,368
Amounts receivable for spot and forward sales to be settled	2,735,529	260,046
Instruments to be received for spot and forward purchases to be settled	260,130	72,567
Unlisted corporate bonds (Exhibits B, C and D)	15,202	9,713
Non-deliverable forward transactions balances to be settled	39,864	8,266
Other receivables not covered by debtor classification regulations	—,—	4,135
Other receivables covered by debtor classification regulations (Exhibits B, C and D)	196,436	172,342
Less: Allowances (Exhibit J)	1,234	1,209

	3,669,984	1,150,228

E. RECEIVABLES FROM FINANCIAL LEASES:
Receivables from financial leases (Exhibits B, C and D)	1,705,386	1,699,070
Interest accrued pending collection (Exhibits B, C and D)	22,933	20,692
Less: Allowances (Exhibit J)	21,522	21,186

	1,706,797	1,698,576

F. INVESTMENTS IN OTHER COMPANIES:
In financial institutions (Exhibit E)	360,068	316,688
Other (Note 5.a.) (Exhibit E)	182,604	143,411

	542,672	460,099

G. OTHER RECEIVABLES:
Other (Note 5.b.)	1,319,308	1,276,095
Other interest accrued and pending collection	782	3,478
Less: Allowances (Exhibit J)	173,360	277,334

	1,146,730	1,002,239

H. PREMISES AND EQUIPMENT (Exhibit F):	726,456	704,406

I. OTHER ASSETS (Exhibit F):	745,816	646,702

J. INTANGIBLE ASSETS (Exhibit G):
Organization and development expenses	133,708	120,637

	133,708	120,637

K. SUSPENSE ITEMS:	6,063	5,291

TOTAL ASSETS:	63,345,306	57,005,111

(Contd.)

BALANCE SHEETS AS OF MARCH 31, 2014 AND DECEMBER 31, 2013

(Translation of financial statements originally issued in Spanish—See note 18)

-Stated in thousands of pesos-

	03-31-2014	12-31-2013
LIABILITIES:
L. DEPOSITS (Exhibits H and I):
Government sector	2,573,519	2,780,304
Financial sector	27,710	45,961
Non financial private sector and residents abroad	42,320,383	40,948,509

Checking accounts	10,069,532	9,958,520
Savings deposits	11,372,644	11,903,124
Time deposits	19,693,997	17,914,786
Investments accounts	2,677	4,027
Other	875,102	916,985
Interest and listed-price differences accrued payable	306,431	251,067

	44,921,612	43,774,774

M. OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS:
Argentine Central Bank (Exhibit I)	89,025	93,746

Other	89,025	93,746
Banks and International Institutions	114,558	106,178
Unsubordinated corporate bonds (Exhibit I)	1,025,353	621,357
Amounts payable for spot and forward purchases to be settled	242,095	63,298
Instruments to be delivered for spot and forward sales to be settled (Exhibit O)	2,789,052	273,672
Financing received from Argentine financial institutions (Exhibit I)	16,004	—,—

Other financing from local financial institutions	16,000	—,—
Interest accrued payable	4	—,—
Non-deliverable forward transactions balances to be settled	20,223	46,755
Other (Note 5.c.) (Exhibit I)	2,758,723	2,525,646
Interest and listed-price differences accrued payable (Exhibit I)	45,038	24,319

	7,100,071	3,754,971

N. OTHER LIABILITIES:
Other (Note 5.d.)	2,147,044	1,666,844

	2,147,044	1,666,844

O. ALLOWANCES (Exhibit J):	628,837	622,704

P. SUSPENSE ITEMS:	29,444	29,638

TOTAL LIABILITIES:	54,827,008	49,848,931

STOCKHOLDERS’ EQUITY: (as per the related statements of changes in stockholders’ equity)	8,518,298	7,156,180

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY:	63,345,306	57,005,111

MEMORANDUM ACCOUNTS

(Translation of financial statements originally issued in Spanish—See note 18)

-Stated in thousands of pesos-

	03-31-2014	12-31-2013
DEBIT ACCOUNTS
Contingent
– Guaranties received	10,004,586	9,731,412
– Contra contingent debit accounts	1,500,622	1,290,370

	11,505,208	11,021,782

Control
– Receivables classified as irrecoverable	482,704	421,809
– Other (Note 5.e.)	102,475,122	153,376,373
– Contra control debit accounts	1,150,685	1,523,153

	104,108,511	155,321,335

Derivatives (Exhibit O)
– “Notional” amount of non-deliverable forward transactions	4,111,551	5,414,377
– Interest rate SWAP	1,375,296	1,520,738
– Contra derivatives debit accounts	4,484,914	1,871,743

	9,971,761	8,806,858

For trustee activities
– Funds in trust	6,582	6,582

	6,582	6,582

TOTAL	125,592,062	175,156,557

CREDIT ACCOUNTS
Contingent
– Credit lines granted (unused portion) covered by debtor classification regulations (Exhibits B, C and D)	298,558	453,478
– Guaranties provided to the BCRA	210,413	191,303
– Other guaranties given covered by debtor classification regulations (Exhibits B, C and D)	347,071	287,575
– Other guaranties given non covered by debtor classification regulations	211,088	158,783
– Other covered by debtor classification regulations (Exhibits B, C and D)	433,492	199,231
– Contra contingent credit accounts	10,004,586	9,731,412

	11,505,208	11,021,782

Control
– Items to be credited	1,007,146	1,186,195
– Other	143,539	336,958
– Contra control credit accounts	102,957,826	153,798,182

	104,108,511	155,321,335

Derivatives (Exhibit O)
– “Notional” amount of non-deliverable forward transactions	4,484,914	1,871,743
– Contra derivatives credit accounts	5,486,847	6,935,115

	9,971,761	8,806,858

For trustee activities
– Contra credit accounts for trustee activities	6,582	6,582

	6,582	6,582

TOTAL	125,592,062	175,156,557

The accompanying notes 1 through 18 and exhibits A through L, N and O and the consolidated financial statements with its notes and exhibits are an integral part of these statements.

STATEMENTS OF INCOME FOR THE THREE MONTH PERIODS

ENDED MARCH 31, 2014 AND 2013

(Translation of financial statements originally issued in Spanish—See note 18)

- Stated in thousands of pesos -

	03-31-2014	03-31-2013
A. FINANCIAL INCOME
Interest on cash and due from banks	—,—	54
Interest on loans to the financial sector	163,476	112,882
Interest on overdraft	458,904	260,399
Interest on discounted instruments	299,693	164,617
Interest on real estate mortgage	53,426	35,731
Interest on collateral loans	70,957	49,970
Interest on credit card loans	391,996	198,617
Interest on other loans	637,791	468,284
Interest on other receivables from financial transactions	3,753	9,288
Interest on financial leases	73,254	47,107
Income from secured loans—Decree 1387/01	4,145	2,200
Net income from government and private securities	405,815	174,713
Indexation by benchmark stabilization coefficient (CER)	95,549	38,809
Gold and foreign currency exchange difference	582,027	54,692
Other	479,650	76,071

	3,720,436	1,693,434

B. FINANCIAL EXPENSE
Interest on savings deposits	4,450	3,154
Interest on time deposits	1,000,998	459,979
Interest on interfinancial financing (call borrowed)	1,066	382
Interest on other liabilities from financial transactions	61,616	16,920
Other interest	2,199	1,415
Indexation by CER	69	35
Contribution to the deposit guarantee fund	18,837	14,648
Other	229,964	98,317

	1,319,199	594,850

GROSS INTERMEDIATION MARGIN – GAIN	2,401,237	1,098,584

C. ALLOWANCES FOR LOAN LOSSES	113,263	87,858

D. SERVICE CHARGE INCOME
Related to lending transactions	336,397	227,469
Related to liability transactions	341,444	255,521
Other commissions	33,362	22,522
Other (Note 5.f.)	207,982	173,392

	919,185	678,904

E. SERVICE CHARGE EXPENSE
Commissions	187,529	132,793
Other (Note 5.g.)	92,205	65,881

	279,734	198,674

(Contd.)

STATEMENTS OF INCOME FOR THE THREE MONTH PERIODS

ENDED MARCH 31, 2014 AND 2013

(Translation of financial statements originally issued in Spanish—See note 18)

- Stated in thousands of pesos -

	03-31-2014	03-31-2013
F. ADMINISTRATIVE EXPENSES
Payroll expenses	675,910	516,339
Fees to Bank Directors and Supervisory Committee	1,406	998
Other professional fees	14,099	9,962
Advertising and publicity	49,232	46,537
Taxes	105,969	74,686
Fixed assets depreciation	30,375	22,673
Organizational expenses amortization	13,214	11,264
Other operating expenses	174,195	124,176
Other	137,418	94,885

	1,201,818	901,520

NET GAIN FROM FINANCIAL TRANSACTIONS	1,725,607	589,436

G. OTHER INCOME
Income from long-term investments	82,225	30,414
Punitive interests	4,380	2,509
Loans recovered and reversals of allowances	150,235	21,487
Other (Note 5.h.)	53,481	84,282

	290,321	138,692

H. OTHER EXPENSE
Punitive interests and charges paid to BCRA	6	9
Charge for uncollectibility of other receivables and other allowances	31,589	96,713
Amortization of difference arising from judicial resolutions Depreciation and losses from miscellaneous assets	3,178 79	13,357 76
Other (Note 5.i)	128,158	11,121

	163,010	121,276

NET GAIN BEFORE INCOME TAX	1,852,918	606,852

I. INCOME TAX (Note 4.1)	490,800	262,700

NET INCOME FOR THE PERIOD	1,362,118	344,152

The accompanying notes 1 through 18 and exhibits A through L, N and O and the consolidated financial statements with its notes and exhibits are an integral part of these statements.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2014 AND 2013

(Translation of financial statements originally issued in Spanish—See note 18)

- Stated in thousands of pesos -

2014								2013
		Non capitalized contributions	Adjustments to	Retained earnings
Movements	Capital Stock	Issuance premiums	stockholders’ equity (1)	Legal	Other	Unappropriated earnings	Total	Total
1. Balance at beginning of fiscal year	536,878	182,511	312,979	1,495,872	2,603,696	2,024,244	7,156,180	5,131,936
2. Net income for the period	—,—	—,—	—,—	—,—	—,—	1,362,118	1,362,118	344,152

3. Balance at the end of the period	536,878	182,511	312,979	1,495,872	2,603,696	3,386,362	8,518,298	5,476,088

(1)	Adjustments to stockholders’ equity refers to Adjustment to Capital Stock.

The accompanying notes 1 through 18 and exhibits A through L, N and O and the consolidated financial statements with its notes and exhibits are an integral part of these statements.

STATEMENTS OF CASH AND CASH EQUIVALENTS FLOW FOR THE

THREE MONTH PERIODS ENDED MARCH 31, 2014 AND 2013

(Translation of financial statements originally issued in Spanish—See note 18)

-Stated in thousands of pesos-

	03-31-2014	03-31-2013
CHANGES IN CASH AND CASH EQUIVALENTS
Cash and cash equivalents at the beginning of the fiscal year	13,604,191 (1)	9,120,988 (1)
Cash and cash equivalents at the end of the period	11,022,268 (1)	8,167,880 (1)

Net decrease in cash and cash equivalents	(2,581,923)	(953,108)

REASONS FOR CHANGES IN CASH AND CASH EQUIVALENTS
Operating activities
Net collections/ (payments) from:
- Government and private securities	(5,128,886)	(67,899)
- Loans	2,701,350	257,631

to financial sector	105,001	123,704
to non-financial public sector	(16)	(2,600)
to non-financial private sector and residents abroad	2,596,365	136,527
- Other receivables from financial transactions	153,916	(50,904)
- Receivables from financial leases	(8,221)	(95,414)
- Deposits	(90,056)	210,131

to financial sector	(18,251)	9,313
to non-financial public sector	(210,577)	(160,756)
to non-financial private sector and residents abroad	138,772	361,574
- Other liabilities from financial transactions	252,836	(261,619)

Financing from financial or interfinancial sector (call borrowed)	16,000	6,500
Others (except liabilities included in Financing Activities)	236,836	(268,119)
Collections related to service charge income	912,312	675,231
Payments related to service charge expense	(278,894)	(193,455)
Administrative expenses paid	(1,163,286)	(825,542)
Organizational and development expenses paid	(4,126)	(8,246)
Net collections from punitive interest	4,374	2,500
Differences from judicial resolutions paid	(3,178)	(3,734)
Collections of dividends from other companies	48	2,083
Other collections related to other income and expenses	(44,388)	87,542

Net cash flows used in operating activities	(2,696,199)	(271,695)

Investment activities
Net payments from premises and equipment	(3,100)	(4,263)
Net collections from other assets	(148,518)	(6,887)
Other payments from investment activities	(175,243)	(117,793)

Net cash flows used in investment activities	(326,861)	(128,943)

Financing activities
Net collections / (payments) from:
- Unsubordinated corporate bonds	403,996	(185,193)
- Argentine Central Bank	(4,687)	1,159

Other	(4,687)	1,159
- Banks and international agencies	8,380	(208,689)
- Financing received from local financial institutions	—,—	31
Other payments related to financing activities	33,448	(159,832)

Net cash flows generated by / (used in) financing activities	441,137	(552,524)

Financial results and results from holdings of cash and cash equivalents (including interest)	—,—	54

Net decrease in cash and cash equivalents	(2,581,923)	(953,108)

(1)	See note 16 “Statements of cash and cash equivalents flow”.

The accompanying notes 1 through 18 and exhibits A through L, N and O and the consolidated financial statements with its notes and exhibits are an integral part of these statements.

NOTES TO THE FINANCIAL STATEMENTS AS OF MARCH 31, 2014, PRESENTED IN COMPARATIVE FORM WITH THE BALANCE SHEET AS OF DECEMBER 31, 2013, AND THE STATEMENTS OF INCOME, CHANGES IN STOCKHOLDERS’ EQUITY AND CASH AND CASH EQUIVALENTS FLOW AS OF MARCH 31, 2013

(Translation of financial statements originally issued in Spanish—See note 18)

(Stated in thousands of pesos)

1.	CORPORATE SITUATION AND BANK’S ACTIVITIES

1.1 Corporate situation

BBVA Banco Francés S.A. (hereinafter indistinctly referred to as either “BBVA Francés” or the “Bank”) has its main place of business in Buenos Aires, Argentina, and operates a 245-branch network.

As from December, 1996, BBVA Francés is part of Banco Bilbao Vizcaya Argentaria S.A.’s (BBVA) global strategy, which controls the Bank, direct and indirectly, with 75.92% of the corporate stock as of March 31, 2014.

Part of the Bank’s corporate stock is publicly traded and has been registered with the Buenos Aires Stock Exchange, New York Stock Exchange and Madrid Stock Exchange.

1.2 Capital stock

Changes in the Bank’s capital stock during the last five fiscal years are as follows:

Date of
Stockholders’ Meeting deciding on the issuance	Registration with the Public Registry of Commerce (RPC)	Form of placement	Amount	Total
Capital Stock as of December 31, 2009:				536,361
03-30-2011	09-14-2011	(1)	517	536,878
03-26-2012		(2)	50,410
03-26-2012		(2)	(50,410)	536,878	(3)

(1)	Due to the merger of Consolidar Comercializadora S.A. into BBVA Francés.
(2)	Due to the merger of Inversora Otar S.A. into BBVA Francés.
(3)	The amount of Capital Stock is fully paid in and authorized for public offering by National Securities Commission (CNV).

1.3 Inversora Otar S.A. merged by absorption into BBVA Francés

As of the end of the fiscal year ended December 31, 2011, Inversora Otar S.A. (Otar) held in its name 50,410,182 book-entry, ordinary shares, with a par value of $1 each and right to 1 vote each in the capital stock of BBVA Francés.

On February 9, 2012, BBVA Francés and Otar entered into a “Preliminary Merger Agreement” whereby BBVA Francés incorporates Otar on the basis of these companies’ financial statements as of December 31, 2011 and Otar goes through a dissolution without liquidation process.

On March 26, 2012, the Ordinary and Extraordinary General Shareholders’ Meetings of BBVA Francés and Otar approved the above mentioned preliminary merger agreement, the consolidated financial statements for merging purposes as of December 31, 2011 and the shares’ exchange ratio.

The Shareholders’ Meeting of BBVA Francés above mentioned, approved the increase in capital stock of BBVA Francés by issuing 50,410,182 book-entry, ordinary shares with a par value of $ 1 each and 1 vote per share, that would be listed for public offering at the Buenos Aires Stock Exchange in order to be delivered to the shareholders of Otar. These shares would be issued as soon as the merger is registered with the Public Registry of Commerce.

In addition, immediately after the above-mentioned capital increase, BBVA Francés would redeem the 50,410,182 book-entry, ordinary shares, with a par value of $1 each and right to 1 vote each that it owns subject to the previous capital stock reduction stemming from the merger.

The parties have agreed to fix April 1, 2012 as the effective date for the merger as that was the date when all the assets and liabilities of the merged company were transferred, for 390,971 and 5,668, respectively.

On July 18, 2013, the Argentine Central Bank (BCRA) resolved not to make any observations against the merger by absorption of Otar by BBVA Francés through its Resolution No. 473. On August 8, 2013, the CNV approved the merger by absorption in accordance with Section 82 of the Argentine Companies Law pursuant to its Resolution No. 17,155. On March 27, 2014, the merger was registered with the Supervisory Board of Companies (IGJ) under No. 5,302 of Book 68 of Stock Corporations. Finally, 50,410,182 book-entry, ordinary shares with par value $ 1 each and 1 vote per share of BBVA Francés were redeemed and 50,410,182 book-entry, ordinary shares with par value $ 1 each and 1 vote per share of BBVA Francés were simultaneously issued and delivered in exchange to Otar’s former shareholders, according to the following detail:

•	BBVA América S.L.: 47,867,795 shares.

•	Corporación General Financiera S.A.: 2,520,509 shares.

•	Sucesión Romero Gregorio: 21,878 shares.

The merger by absorption of Otar by BBVA Francés was thus completed, with BBVA Francés becoming the surviving company to all intents and purposes.

1.4 Registration with CNV as Settlement and Clearing Agent and Broker-Dealer - comprehensive

The new Capital Markets Law No. 26,831, enacted on December 28, 2012 and then regulated by CNV’s General Resolution No. 622/13 on September 5, 2013 sets forth, in its Section 47 that agents are under a duty to register with the CNV for interacting with the market in any of the modalities established in CNV’s General Resolution No. 622/13. On December 17, 2013, the Bank filed the application for registration as a “Settlement and Clearing Agent and Broker-Dealer – Comprehensive”. This category comprises all the agents involved in settling and clearing trades executed for their own accounts and for the accounts of others and who also choose to offer trade clearing and settlement services to other registered Broker-Dealers.

1.5 Responsibility of stockholders

BBVA Francés is a corporation established under the laws of the Argentine Republic, and the responsibility of its stockholders is limited to the value of the paid—in shares, in accordance with Law No. 19,550. As a result, in compliance with Law No. 25,738, it is hereby informed that neither the foreign capital majority stockholders nor the local or foreign stockholders will respond, in excess of the mentioned paid-in stockholding, for the liabilities arising out of the transactions performed by the financial institution.

2.	SIGNIFICANT ACCOUNTING POLICIES

2.1 Restatement of the financial statements in equivalent purchasing power

The financial statements have been taken from the Bank’s books of account in conformity with the standards of the BCRA.

These financial statements recognize the effects of the changes in the purchasing power of the currency through February 28, 2003, following the restatement method established by Argentine Federation of Professional Council in Economic Sciences (FACPCE) Technical Pronouncement No. 6 (modified by Technical Pronouncement No. 19), using adjustment rates derived from the Internal Wholesale Price Index published by the National Institute of Statistics and Census (I.N.D.E.C.).

By Communication “A” 3921 of the BCRA and General Resolution No. 441/03 of the CNV, in compliance with Decree 664/03 of the Federal Executive, application of the restatement method on financial statements in equivalent purchasing power has been suspended as from March 1, 2003.

2.2 Comparative information

In accordance with BCRA Communication “A” 4265, the Balance Sheet and the Exhibits that so specify include the comparative information as of December 31, 2013, while the Statements of Income, Changes in Stockholders’ Equity and Cash and cash equivalents flow show comparative information as of March 31, 2013.

2.3 Valuation methods

The main valuation methods used in the preparation of the financial statements have been as follows:

a)	Foreign currency assets and liabilities:

As of March 31, 2014 and the end of the previous fiscal year, such amounts were translated into pesos at the benchmark exchange rate of the BCRA as of the closing date of transactions on the last business day of the period or fiscal year. The exchange differences were charged to income (loss) for the period or fiscal year.

b)	Government and private securities:

•	Holdings booked at fair value and instruments issued by the BCRA at fair value: they were valued based on current listed prices or the prevailing present value for each security as of March 31, 2014 and the end of the previous fiscal year. Differences in listed prices were credited/charged to income for the period or fiscal year.

•	Holdings booked at amortized cost and instruments issued by the BCRA at amortized cost: as of March 31, 2014 and the end of the previous fiscal year, these were valued using the amount of initial recognition, rose on the basis of the interest accrued as per the internal rate of return.

•	Investments in listed private securities, equity and debt instruments: they were valued based on current listed prices as of March 31, 2014 and the end of the previous fiscal year. Differences in listed prices were charged to income for the period or fiscal year.

c)	Loans to Government Sector:

Federal Government secured loans – Decree No. 1387/2001:

As of March 31, 2014 and the end of the previous fiscal year, the secured loans were valued at the highest amount resulting from a comparison between the present value as estimated by BCRA and the book value in accordance with the provisions under BCRA’s Communication “A” 5180. In addition, the amount required to take their book values to their fair realization values is recorded in a balancing account.

d)	Interest accrual:

Interest has been accrued according to a compound interest formula in the periods in which it was generated, except interest on transactions in foreign currency, those whose maturity does not exceed 92 days, and adjustable assets and liabilities which were recognized on a linear basis.

e)	Benchmark stabilization coefficient (CER):

As of March 31, 2014 and the end of the previous fiscal year, receivables and payables have been adjusted to the CER as follows:

•	Federal government secured loans have been adjusted under Resolution No. 50/2002 of the Ministry of Economy, which resolved that the CER business 10 (ten) days prior to the maturity date of the related service will be considered for yield and repayments of the loans.

•	Federal Government Secured Bonds due in 2020: have been adjusted under Resolution No. 539/2002 of the Ministry of Economy, which resolved that the CER business 5 (five) days prior to the maturity date of the related service will be considered for yield and repayment of the bonds.

•	Deposits and other assets and liabilities: have been adjusted considering the CER prevailing as of March 31, 2014 and the end of the previous fiscal year.

f)	Allowance for loan losses and contingent commitments:

For loans, other receivables from financial transactions, receivables from financial leases, receivables from sale of property assets and contingent commitments: the allowances have been calculated based on the Bank’s estimated loan loss risk in light of debtor compliance and the collaterals supporting the respective transactions, as provided by Communication “A” 2950 and supplemented of the BCRA.

g)	Instruments to be received and to be delivered for spot and forward transactions pending settlement:

•	In foreign currency: they were valued according to the benchmark exchange rate of the BCRA for each currency determined on the last business day of the end of the period or fiscal year.

•	Securities: with Holdings booked at fair value and Instruments issued by BCRA at fair value: as of March 31, 2014 and the end of the previous fiscal year, they were valued according to the method described in 2.3.b).

h)	Amounts receivable and payable for spot and forward transactions pending settlement:

They were valued based on the prices agreed upon for each transaction, plus related premiums accrued as of March 31, 2014 and the end of the previous fiscal year.

i)	Unlisted Corporate Bonds:

They were valued at acquisition cost plus income accrued but not collected as of March 31, 2014 and the end of the previous fiscal year.

j)	Receivables from financial leases:

As of March 31, 2014 and the end of the previous fiscal year, they were valued at the present value of the sum of the periodical instalments and the agreed-upon residual value, calculated as per the conditions agreed upon in the respective leases, applying the imputed interest rate thereto.

k)	Investments in other companies:

•	Investments in controlled financial institutions, supplementary activities and authorized were valued based on the following methods:

•	BBVA Francés Valores S.A., Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings), PSA Finance Argentina Compañía Financiera S.A. and BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión: were valued by applying the equity method at the end of the period or fiscal year.

•	Investments in non controlled financial institutions, supplementary activities and authorized were valued according to the following methods:

•	Rombo Cía. Financiera S.A., Banelco S.A., Visa Argentina S.A. and Interbanking S.A.: were valued by applying the equity method at the end of the period or fiscal year.

•	Although the Entity has a 40% interest ownership in the capital stock and votes of Rombo Cía. Financiera S.A., operational and financial decisions at Rombo Cía. Financiera S.A. are taken together with this company’s majority shareholder on a joint basis.

•	Bladex S.A.: was valued at acquisition cost in foreign currency plus the nominal value of stock dividends received, converted into pesos based on the method described in 2.3.a).

•	Other: valued at acquisition cost, without exceeding their recoverable value.

•	Other non controlled affiliates were valued based on the following methods:

•	BBVA Consolidar Seguros S.A.: was valued by applying the equity method at the end of the period or fiscal year.

•	Other: were valued at acquisition cost, without exceeding their recoverable value.

l)	Premises and equipment and Other assets:

They have been valued at acquisition cost plus increases from prior-year appraisal revaluations, restated as explained in note 2.1, less related accumulated depreciation calculated in proportion to the months of estimated useful life of items concerned (see Exhibit F).

m)	Intangible assets:

They have been valued at acquisition cost less related accumulated amortization calculated in proportion to the months of estimated useful life of the items concerned (see useful life assigned in Exhibit G).

This caption included the differences arising from compliance with court-ordered measures arising from cases challenging the current rules and regulations applicable to deposits with the financial system in the framework of the provisions of Law No. 25,561, Decree No. 214/02 and supplementary provisions. The assets mentioned (calculated on the basis of the nominal difference between the exchange rate freely determined in the market and applied to the value of the deposit recorded in the books at that date) was amortized within the 60 monthly instalments starting in April 2003 in accordance with Communication “A” 3916 of the BCRA.

As of March 31, 2014 and the end of the previous fiscal year these assets have been fully amortized, with the total accumulated amortization as of those dates amounting to 1,422,161 and 1,418,983, respectively.

The Bank, however, notifies that such amortization was solely calculated to comply with the regulations of the BCRA and that by no means does it imply a waiver to possible compensation or recovery of the exchange difference resulting from compliance with court orders corresponding to petitions for protection of civil rights or other court action derived from the mandatory conversion of bank deposits into pesos.

Pursuant to the decisions handed down by Argentina’s Supreme Court of Justice (“Massa, Juan Agustín v. Argentine Executive Branch – Executive Order 1570/ et al over action for the protection of constitutional rights (amparo) Law No. 16,986” and “Kujarchuk v. Argentine Executive Branch”), a calculation method was established for the payment of bank deposits that was different from the one that had been instituted by the Argentine Executive Branch.

As of March 31, 2014 and the end of the previous fiscal year, the Bank has estimated this contingency and it has raised allowances for the total amount.

The Bank expects that the Argentine State remedies the significant damage resulting from compliance with court-ordered measures on petitions for protection of civil rights and actions for relief, particularly due to the impact of differences in compensation or recovery as per the rulings in the abovementioned actions and according to the law in relation to the “pesification” of the underlying deposits. In this regard, the Bank has informed of such financial damages to the relevant authorities, with reservation of rights.

n)	Derivative transactions (see note 12):

•	Interest rate swaps and Forward transactions:

1.	Interest rate swaps are recorded at the value resulting from the application of rates differences to residual notional amounts at the end of the period or fiscal year.

2.	Forward transactions receivable/payable in pesos without delivery of the underlying asset are recorded for the amount receivable or payable, as appropriate, arising from the difference between the agreed exchange rate and the exchange rate at the end of the period or fiscal year as applied to stated notional amounts.

•	Repo and Reverse Repo transactions

As of March 31, 2014 and the end of the previous fiscal year, the repos whose underlying assets are not subject to the volatilities published by BCRA were valued as per the cost of each transaction and the repos whose underlying assets are subject to volatility were recorded at their quoted value. Accrued premiums were charged to income (loss) for the period or fiscal year.

o)	Employee termination pay:

The Bank expenses employee termination pay as disbursed.

p)	Other liabilities:

They include the debit balances non arising out of transactions relating to the supply and demand of financial resources, plus the adjustments and interest payable accrued as of March 31, 2014 and the end of the previous fiscal year.

q)	Allowance for other contingencies:

It includes the estimated amounts to meet contingencies of probable occurrence that, if occurred, would give rise to a loss for the Bank.

r)	Stockholders’ equity accounts:

They are restated as explained in note 2.1, except for the “Capital Stock” and “Non capitalized contributions” accounts which have been kept at original value. The adjustment resulting from the restatement is included in the “Adjustment to Stockholders´ Equity – Adjustment to Capital Stock” account.

s)	Statement of Income Accounts:

•	As of March 31, 2014 and 2013, accounts accruing monetary transactions [(financial income (expense), service charge income (expense), provision for loan losses, administrative expenses, etc.)] were computed on the basis of their monthly accrual at historical rates.

•	Accounts reflecting the effect on income resulting from the sale, write-off, or use of non-monetary assets were computed based on the value of such assets, as mentioned in note 2.1.

•	Income from investments in subsidiaries was computed based on such companies’ income adjusted as explained in note 2.1.

t)	Earning per share:

As of March 31, 2014 and 2013, the Bank calculated the earning per share on the basis of 536,877,850 ordinary shares of $1 par value each. The net income for each period on those dates is as follows:

	03-31-2014	03-31-2013
Net income for the period	1,362,118	344,152
Earning per share for the period – (stated in pesos)	2.54	0.64

u)	Use of accounting estimates:

The preparation of the financial statements in accordance with the standards set forth by the BCRA require the Bank to use assumptions and estimates that affect certain assets such as allowances for doubtful loan and certain liabilities such as provisions for other contingencies as well as the income/loss generated during the periods being reported. Final income/loss may differ from such estimates.

3.	DIFFERENCES BETWEEN BCRA ACCOUNTING STANDARDS AND ARGENTINE PROFESSIONAL ACCOUNTING STANDARDS

The Bank has prepared these financial statements by applying the regulations of the BCRA, which do not contemplate some of the valuation criteria established by the Argentine professional accounting standards.

The main differences between the regulations of the BCRA and the Argentine professional accounting standards are detailed below:

a)	Tax effects

As already indicated hereinbelow, in note 4.1., the Bank has received various communications from the BCRA pursuant to which that BCRA indicates that the capitalization of items arising from the application of the deferred tax method is not allowed. In accordance with Argentine professional accounting standards, a deferred tax asset should be recognized to the extent the reversal of temporary differences generates a future decrease in the tax effectively determined. As a result, the allowances set up by the Bank in this respect, for 122,300 and 231,100 as of March 31, 2014 and the end of the previous fiscal year, respectively, should be reversed.

b)	Derivative financial instruments

As explained in notes 2.3.n) and 12, as of March 31, 2014 and the end of the previous fiscal year, the Bank recorded the effects of interest rate swap agreements as established by the BCRA. Should the Bank had applied the Argentine professional accounting standards, the stockholders’ equity would have decreased in 32,780 and in 38,533, respectively. By contrast, the effect of the application of the professional accounting standards on the income statement for the periods ended March 31, 2014 and 2013 would have been 5,753 (income) and 1,270 (income), respectively.

4.	TAX MATTERS

4.1.	Income tax

The Bank determined the charge for income tax by applying the statutory 35% rate to taxable income estimated for fiscal year considering the effect of temporary differences between valuation of assets and liabilities for accounting purposes and their taxable bases. The Bank considered as temporary differences those that have a definitive reversal date in subsequent years.

As of March 31, 2014 and 2013, the Bank recorded 490,800 and 262,700, respectively, in the Income tax caption as the estimate of the income tax charge payable to the tax authorities for the relevant fiscal years.

As of March 31, 2014 and the end of the previous fiscal year, the Bank has booked 727,216 and 435,831, respectively, in the caption Other liabilities – Other – Accrued Taxes as a result of having netted the income tax withholdings and other withholdings applied to the Bank until such dates.

Besides, on June 19, 2003, the Bank received a note from the BCRA indicating that the capitalization of items arising from the application of the deferred tax method is not allowed.

On June 26, 2003, the Bank, based on the opinion of its legal counsel, responded the above mentioned note, indicating that in their opinion the rules of the BCRA do not prohibit the application of the deferred tax method generated by the recognition of temporary differences between the accounting and tax result. Subsequently, Resolution 118/03 of the Superintendent of Financial and Exchange Institutions received on October 7, 2003 confirmed the terms of the note dated June 19, 2003. Consequently, as from that date the Bank set up an allowance for the net balance between the deferred tax assets and liabilities.

As of March 31, 2014 and the end of the previous fiscal year, the Bank recorded under Other Receivables (in the line Tax Prepayments) a taxable deferred asset amounting 122,300 and 231,100, respectively. Such amounts are made up as follows:

	03-31-2014	12-31-2013
Deferred tax assets	439,200	412,100
Deferred tax liabilities	(316,900)	(181,000)

Net deferred assets	122,300	231,100
Allowance	(122,300)	(231,100)

4.2.	Tax on minimum presumed income

Tax on minimum presumed income (TOMPI) was established by Law No. 25,063 in the year ended December 31, 1998, for a ten-year term. On December 19, 2008 Law No. 26,426 established a one-year extension in TOMPI until December 30, 2009. In turn, Law No. 26,545, published in the Official Gazette on December 2, 2009 extended TOMPI for an additional ten-year period. This tax is supplementary to income tax: while the latter is levied on the taxable income for the year, TOMPI is a minimum levy determined by applying the current 1% rate on the potential income of certain productive assets. Therefore, the Bank’s tax obligation for each year will coincide with the highest of these taxes. The above Law provides that institutions governed by Financial Institutions Law must consider as a tax base 20% of their taxable assets, after deducting non-computable ones. However, if TOMPI exceeds income tax in a given year, the excess thereof may be computed as a payment on account of any income tax in excess of TOMPI that may occur in any of the following ten years.

In every year that net operating losses are offset, the tax benefit (the benefit of the effective rate on the net operating loss used) will be realized to the extent that income tax (net of the offsetting) equals or exceeds tax on minimum presumed income, but will be reduced by any excess of the latter over former.

On February 11, 2005, the Argentine Central Bank issued Communication “A” 4295 whereby it enabled, under certain rules, the accounting record of credits on Tax on Minimum Presumed Income.

As of March 31, 2014 and the end of the previous fiscal year, the Income tax assessed was higher than the TOMPI. Therefore, a provision was raised for Income tax.

4.3.	Other tax issues

a)	On October 24, 2007, the Bank was notified by the Tax Bureau of the City of Buenos Aires of the commencement of a sua sponte tax assessment on a certain basis and partial in nature of the taxable income as regards turnover tax for the fiscal years 2002 and 2003. On November 14, 2007, the Bank filed its defenses to the notice mentioned.

Then, on October 6, 2008, the Bank was given notice of Resolution No. 3631-DGR 2008 containing the sua sponte tax assessment for the fiscal years 2002 and 2003. On October 28, 2008, the Bank filed an appeal for review against this resolution, which was rejected on November 7, 2008.

In response to said rejection, on November 28, 2008 an appeal was lodged with a higher administrative authority by the Ministry of Economy of the Government of the City of Buenos Aires, which was also dismissed on April 24, 2009.

On April 28, 2009, the Court of Appeals with Federal Jurisdiction over Contentious Administrative Matters, Panel 3 handed down a judgment favourable to a petition filed by the Bank for the judge to suspend the effect of the decision made by administrative authorities until the appeal is decided. The judgment thus ordered that “….subject to a sworn promise to comply … a) the Tax Bureau of the City of Buenos Aires must suspend the sua sponte assessment that has objected to the treatment afforded by BBVA Francés to the bonds received from the National Government in the terms of Decree No. 905-02 and the related foreign exchange gains/losses in all matters related to taxation for turnover tax purposes for the fiscal period 2002; b) therefore, the Tax Bureau of the City of Buenos Aires must abstain from demanding that the Bank should pay any amount due that may have arisen from the items above detailed”.

Also in this respect, on May 13, 2009, an action for a declaratory judgment was commenced by the Bank against the Tax Bureau of the City of Buenos Aires, currently being heard by the court with original Federal Jurisdiction over Contentious Administrative Matters No. 1, to procure a judgment ascertaining that a) the bonds received by the Bank from the National Government as compensation for the asymmetric re-denomination into pesos of assets and liabilities imposed by the Executive Order No. 905/2002 may not be levied with Turnover Tax in the Autonomous City of Buenos Aires; b) the foreign exchange gains/losses are a direct effect of the modification of the monetary system and therefore should not be levied with Turnover Tax in the Autonomous City of Buenos Aires.

On December 29, 2010, the Judge presiding over the court with original Federal Jurisdiction over Contentious Administrative Matters No. 1 handed down a new precautionary measure ordering the Tax Bureau of the City of Buenos Aires to refrain from demanding that BBVA Francés should pay any debt originating in the tax treatment that should be afforded to the bonds received from the National Government as compensation for the asymmetric re-denomination into Pesos under Executive Order No. 905/02 and the foreign exchange gains/losses for purposes of Turnover Tax for the fiscal period 2002 in issue until a final judgment has been rendered on the proceedings whereby the action for a declaratory judgment is still pending.

The Bank as well as its legal and tax advisors estimate that the Bank has made a reasonable interpretation of currently applicable rules and regulations concerning the fiscal periods objected to by the Tax Bureau of the City of Buenos Aires and do not expect an adverse financial impact in these respects.

As regards the balance of the amount claimed, the Entity adhered to a scheme of payment in instalments that was cancelled on October 4, 2010.

b)	On December 23, 2011, the Tax Bureau of the City of Buenos Aires (AGIP) passed its Resolution No. 3088-DGR-2011 and notified the Bank of the commencement of a sua sponte tax assessment thereunder alleging presumptive differences owed to the Tax Bureau in the payment of turnover tax for the fiscal years 2004 through 2010. On January 27, 2012, BBVA Francés filed its defense with the Tax Bureau.

Afterwards, on December 28, 2012, the Bank was notified of Resolution No. 3253-DRG-2012 whereby the Tax Bureau of the City of Buenos Aires proceeded with a sua sponte assessment based on facts concerning the taxable basis for purposes of turnover tax for the fiscal years 2004 through 2010.

On February 4, 2013, the Bank lodged an appeal for reconsideration against Resolution No. 3253-DRG-2012 moving for the annulment of the tax adjustments contained in the sua sponte tax assessment and for an immediate order to archive the case file.

The Bank as well as its legal and tax advisors estimate that the Bank has made a reasonable interpretation of currently applicable rules and regulations concerning the fiscal periods objected to by the Tax Bureau of the City of Buenos Aires and do not expect an adverse financial impact in these respects.

5.	BREAKDOWN OF MAIN ITEMS AND ACCOUNTS

The breakdown of the items included under Other accounts which exceed 20% of the total amount of each item is as follows:

	03-31-2014	12-31-2013
a) INVESTMENTS IN OTHER COMPANIES
In controlled companies -supplementary activities	126,217	95,199
In other non-controlled companies- unlisted	32,962	29,302
In non-controlled companies-supplementary activities	23,425	18,910

Total	182,604	143,411

b) OTHER RECEIVABLES
Prepayments	403,308	309,864
Guarantee deposits	329,894	309,390
Miscellaneous receivables	224,202	207,941
Loans to personnel	191,274	189,700
Tax prepayments (1)	151,944	252,455
Other	18,686	6,745

Total	1,319,308	1,276,095

(1)	As of March 31, 2014 and the end of the previous fiscal year, it includes the deferred tax asset for 122,300 and 231,100, respectively (see note 4.1.).

c) OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS
Accounts payable for consumption	1,397,673	1,193,215
Other withholdings and collections at source	459,326	457,110
Collections and other operations for the account of third parties	428,780	342,912
Money orders payable	237,928	327,967
Pending Banelco debit transactions	93,485	120,570
Social security payment orders pending settlement	70,771	6,484
Loans received from Fondo Tecnológico Argentina (FONTAR) and Banco de Inversión y Comercio Exterior (BICE)	48,077	46,882
Loans received from Interamerican Development Bank (IDB)	2,511	3,229
Other	20,172	27,277

Total	2,758,723	2,525,646

d) OTHER LIABILITIES
Accrued taxes	903,424	608,584
Miscellaneous payables	679,831	494,208
Accrued salaries and payroll taxes	389,211	394,268
Amounts collected in advance	174,277	169,278
Other	301	506

Total	2,147,044	1,666,844

	03-31-2014	12-31-2013
e) MEMORANDUM ACCOUNTS – DEBIT – CONTROL
Securities representative of investments in custody safekeeping on behalf of the Guarantee Fund for the Sustainability of the Pay-as-you-go System managed by the Argentine Republic	63,583,081	121,633,179
Items in safekeeping	33,331,988	26,281,408
Checks not yet credited	3,282,869	3,347,400
Collections items	833,372	686,371
Checks drawn on the Bank pending clearing	579,323	602,976
Cash in custody on behalf of the BCRA	192,235	52,144
Other	672,254	772,895

Total	102,475,122	153,376,373

	03-31-2014	03-31-2013
f) SERVICE CHARGE INCOME
Commissions for hiring of insurances	111,452	75,405
Rental of safe-deposit boxes	34,486	24,440
Commissions on debit and credit cards	12,586	8,917
Commissions for loans and guaranties	10,022	35,945
Commissions for transportations of values	6,609	5,044
Commissions for escrow	5,922	6,220
Commissions for capital market transactions	4,080	2,173
Commissions for salary payment	2,500	2,217
Commissions for trust management	341	238
Other	19,984	12,793

Total	207,982	173,392

g) SERVICE CHARGE EXPENSE
Turn-over tax	65,701	49,300
Insurance paid on lease transactions	23,609	10,750
Other	2,895	5,831

Total	92,205	65,881

h) OTHER INCOME
Income from the Credit Card Guarantee Fund	19,192	2,623
Interest on loans to personnel	7,633	6,986
Related parties expenses recovery	5,924	4,669
Deferred income tax (1)	—,—	65,100
Other	20,732	4,904

Total	53,481	84,282

(1)	As of March 31, 2013, offset with a charge for the same amount in “Charge for uncollectibility of other receivables and other allowances” account, under Other expense item.

	03-31-2014	03-31-2013
i) OTHER EXPENSE
Deferred income tax (2)	108,800	—,—
Insurance losses	3,044	2,666
Turn-over tax	2,772	1,690
Private health insurance for former employees	2,426	1,988
Donations	1,999	1,010
Other	9,117	3,767

Total	128,158	11,121

(2)	Offset with a charge for the same amount in “Loans recovered and reversals of allowances” account, under Other income item.

6.	FINANCIAL INFORMATION UNIT: SUMMARY PROCEEDINGS

In March 2010, the Bank was notified of the commencement of two summary proceedings instituted by the Financial Information Unit (UIF) against BBVA Francés and its Regulatory Compliance Officer arising from two wire transfers received by two customers in their respective sight accounts on November 22, 2007 and respectively amounting to 39,393 and 9,174.

It has been the UIF’s understanding that the profile of the customers, as defined, and the supporting documentation submitted by the Bank do not coincide with the possibility of receiving such wire transfers.

In due time, the Bank filed its defences, offered evidence and petitioned for an acquittal. In addition, the Bank called for the enforcement in this case of the same guarantees available in court proceedings, argued that the statute of limitations applicable to punishable offenses had run out and further claimed that Law No. 25,246 is unconstitutional when it comes to the scale of penalties imposed.

As regards the Regulatory Compliance Officer, the Bank focused on the nature of the penalties that could be imposed on him and petitioned for the enforcement of the general principles of the law in his respect as these prescribe that this officer should not be deemed liable on grounds of occupying the position of regulatory compliance officer at the Bank.

In September and October 2010, the Bank was served with the resolutions adopted by the UIF whereby BBVA Francés and the Regulatory Compliance Officer were each ordered to pay a fine for an amount equivalent to one time the transactions objected.

On the basis of its legal advisors’ opinion, on October 28 and November 25, 2010, the Bank lodged with the Court of Appeals with Federal Jurisdiction over Contentious Administrative Matters a direct appeal against the UIF’s Resolutions in connection with the wire transfers for 9,174 and 39,393, respectively, in accordance with the provisions under Section 25 of Law No. 25,246.

The Bank and its legal advisors have concluded that the analysis of the transactions involved has been made in compliance with applicable legal regulations and that no Suspicious Transaction Report (“ROS”, for its Spanish acronym) has proven necessary. For such reason, the Bank does not expect any adverse financial impacts in this respect.

7.	RESTRICTIONS ON ASSETS

As of March 31, 2014 and the end of the previous fiscal year, there are Bank’s assets, which are restricted as follows:

a)	The Government and Private Securities account includes 210,400 in peso-denominated variable rate Argentine Central Bank Notes and 191,290 in bonds issued by the Argentine Government in us dollars maturing in 2017, respectively, allocated to the guarantee required to act as custodian of investment securities related to Guarantee Fund for the Sustainability of the Pay-as-you-go System managed by the Argentine Republic.

b)	The Bank appropriated 13,701 in Guaranteed Bonds maturing in 2020 as of March 31, 2014 and 7,754 in peso-denominated fixed rate Argentine Central Bank Bills and 4,053 in Secured Bonds due 2020 as of December 31, 2013, to secure loans arranged under the Credit Global Program given by the Interamerican Development Bank (IDB).

c)	The Bank appropriated 197,324 and 146,915, respectively, in Guaranteed Bonds maturing in 2020, to secure loans granted by the so-called “Bicentennial Fund”.

d)	The Bank has also appropriated accounts, deposits and trusts for 756,103 and 763,876, respectively, as security for activities related to credit card operations, automated clearing houses, non-deliverable forwards and lawsuits.

8.	TRANSACTIONS WITH SUBSIDIARIES AND PARENT COMPANIES (ART. 33 OF LAW No. 19,550)

The balances as of March 31, 2014 and the end of the previous fiscal year, for transactions performed with subsidiaries and parents companies are as follows:

	Balance Sheet				Memorandum Accounts (1)
	Assets		Liabilities
Company	2014	2013	2014	2013	2014	2013
BBVA	100,873	21,976	85,716	53,269	38,238	26,740
BBVA Francés Valores S.A	127	—,—	1,061	4,583	17,550	10,661
Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings)	1	1	36,498	24,513	42,185	49,339
BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión	255	243	41,846	23,765	71,190	42,548
BBVA Consolidar Seguros S.A.	19,925	18,314	24,430	23,972	—,—	—,—
PSA Finance Argentina Cía. Financiera S.A.	1,151,126	1,054,573	7,653	8,760	319,000	373,879
Rombo Cía. Financiera S.A.	834,754	1,063,677	9,379	9,733	507,139	524,802

(1)	Includes Items in safekeeping, Credit lines granted (unused portion) covered by debtor classification regulations, Guaranties given covered by debtor classification regulations and Derivatives.

9.	BANK DEPOSITS GUARANTEE INSURANCE SYSTEM

The Bank is included in the Deposit Guarantee System established by Law 24,485, Regulatory Decrees No. 540/95, No. 1,292/96 and 1,127/98 and Communication “A” 2337 and BCRA’s complementary regulations.

Such law provided for the creation of the Company Seguros de Depósitos Sociedad Anónima (SEDESA) for purposes of managing the Deposit Guarantee Fund (DGF), whose shareholders, in accordance with the changes introduced by Decree No. 1,292/96, shall be the BCRA with one share as a minimum and the trustees of the trust created by the financial institutions in the proportion to be determined for each by the BCRA according to their contributions to the DGF.

That Company was incorporated in August 1995 and the Bank has a 9.5232% interest in its capital stock.

The Deposit Guarantee System, which is limited, compulsory and onerous, has been created for purposes of covering the bank deposit risks subsidiarily and complementarily to the deposit protection and privilege system established by the Financial Institutions Law.

The guarantee shall cover the repayment of principal disbursed plus interest accrued through the date of revoking of the authorization to operate or through the date of suspension of the institution through application of section 49 of the BCRA’s Charter provided that the latter had been adopted earlier than the former without exceeding the amount of pesos a hundred and twenty thousand. Regarding operations in the name of two or more people, the guarantee shall be prorated between the holders. In no event shall the total guarantee per person exceed the abovementioned amount, whatever the number of accounts and/or deposits.

10.	TRUST ACTIVITIES

10.1.	Financial Trusts

On January 5, 2001, the BCRA’s Board of Directors issued Resolution No. 19/01, providing for the exclusion of Mercobank S.A.’s senior liabilities under the terms of section 35 bis of the Financial Institutions Law, the authorization to transfer the excluded assets to the Bank as trustee of the Diagonal Trust, and the authorization to transfer the excluded liabilities to beneficiary banks. Also, on the mentioned date, the agreement to set up the Diagonal Trust was subscribed by Mercobank S.A. as settle and the Bank as trustee in relation to the exclusion of assets as provided in the resolution abovementioned. As of March 31, 2014 and the end of the previous fiscal year, the assets of Diagonal Trust amount to 2,405, considering its recoverable value.

The Bank recorded the selected assets on account of the redemptions in kind of the Fideicomiso Corp Banca participation certificates for 4,177 as of March 31, 2014 and the end of the previous fiscal year, respectively.

Such amounts are recorded in memorandum debit accounts “For trustee activities – Funds in trust”.

10.2.	Non Financial Trusts

The Bank acts as trustee in 16 non-financial trusts, and in no case being personally liable for the liabilities assumed in the performance of the contract obligations; such liabilities will be settled with and up to the full amount of the corpus assets and the proceeds therefrom. The non financial trusts concerned were set up to secure the receivables of several creditors (beneficiaries) and the trustee was entrusted the management, care, preservation and custody of the corpus assets until (i) the requirements to show the noncompliance with the obligations by the debtor (settler) vis-à-vis the creditors (beneficiaries) are met, moment at which such assets will be sold and the proceeds therefrom will be distributed (net of expenses) among all beneficiaries, the remainder (if any) being delivered to the settler, or (ii) all contract terms and conditions are complied with, in which case all the corpus assets will be returned to the settler or to whom it may indicate. The trust assets represent about 104,432 and 99,373 as of March 31, 2014 and the end of the previous fiscal year, respectively, consist of cash, creditors’ rights, real estate and shares.

11.	CORPORATE BONDS

On July 15, 2003, an Extraordinary Stockholders’ Meeting approved the setting up of a Program for the issuance and re-issuance of ordinary non-convertible Corporate Bonds with ordinary guarantee, or such guarantees as may be decided by the Bank, and unsecured Subordinated Corporate Bonds, convertible or not into shares. During the life of the Program, which was 5 (five) years, it was be possible to issue and re-issue any number of series and/or classes of Corporate Bonds as long as at all times the maximum amount in circulation after adding together all series and/or classes outstanding under the Program pending redemption does not exceed at any time US$ 300,000,000 (or the equivalent thereof in other currencies). The Program was approved by CNV Resolution No. 14,967 dated November 29, 2004.

The Global Program was amended according to the resolutions adopted by the Ordinary and Extraordinary Stockholders’ Meeting held on April 26, 2007; extended for 5 (five) years by resolution adopted by the Ordinary and Extraordinary Stockholders’ Meetings held on March 28, 2008 and on April 9, 2013 (approved by the CNV by Resolutions No. 16,010 and No. 17,127 dated November 6, 2008 and July 11, 2013, respectively); and the maximum amount of the issuance was successively increased from US$ 300,000,000 to US$ 500,000,000 and from US$ 500,000,000 to US$ 750,000,000 by resolution adopted by the Ordinary and Extraordinary Stockholders’ Meetings held on March 30, 2011 and March 26, 2012, respectively.

On December 11, 2012, the Bank approved the issuance of Class 4 of its Corporate Bonds under the Program for a principal amount of up to $ 200,000,000. On May 9, 2013 the Bank decided to increase the maximum amount of the issuance up to $ 300,000,000. On July 31, 2013, the Bank issued its Corporate Bonds, which were fully subscribed and paid in for 250,000 for a term of 18 months, to be fully amortized at maturity and subject to a variable interest rate equivalent to the private Badlar rate plus a spread of a nominal 3.69% per annum, with quarterly interest payments. As provided for in the Corporate Bonds Law and the BCRA regulations, the proceeds obtained from the issuance of the above-mentioned Class were applied to the reimbursement of time deposits.

On August 8, 2013, the Bank approved the issuance of Class 6 and 7 of its Corporate Bonds under the Program for a joint principal amount of up to $ 500,000,000. On November 8, 2013, the Bank issued Class 6 and 7 of its Corporate Bonds, which were fully subscribed and paid in for 121,357 for a term of 18 months, to be fully amortized at maturity and subject to a variable interest rate equivalent to the private Badlar rate plus a spread of a nominal 3.25% per annum, with quarterly interest payments and for 250,000 for a term of 36 months, to be fully amortized at maturity and subject to a variable interest rate equivalent to the private Badlar rate plus a spread of a nominal 4.24% per annum, with quarterly interest payments, respectively. As provided for in the Corporate Bonds Law and the BCRA regulations, the proceeds obtained from the issuance of the above-mentioned Classes were applied to the reimbursement of time deposits.

Besides, on November 26, 2013, the Bank approved the issuance of Class 8 and 9 of its Corporate Bonds under the Program for a joint principal amount of up to $ 500,000,000. On February 11, 2014, the Bank issued Class 8 and 9 of its Corporate Bonds, which were fully subscribed and paid in for 258,880 for a term of 18 months, to be fully amortized at maturity and subject to a variable interest rate equivalent to the private Badlar rate plus a spread of a nominal 3.8% per annum, with quarterly interest payments and for 145,116 for a term of 36 months, to be fully amortized at maturity and subject to a variable interest rate equivalent to the private Badlar rate plus a spread of a nominal 4.7% per annum, with quarterly interest payments, respectively. As provided for in the Corporate Bonds Law and the BCRA regulations, the proceeds obtained from the issuance of the above-mentioned Classes were applied to the reimbursement of time deposits.

On April 30, 2014, the Bank approved the issuance and placement under public offering regime of a new class of Corporate Bonds in one or more classes and/or series up to $ 500,000,000 notional amount to be determined in due time by Board designees with power of attornery together with the remaining conditions of issuance.

As of March 31, 2014 and the end of the previous fiscal year, the outstanding principal and accrued interest amounts to 1,068,756 (in connection with Class 4, 6, 7, 8 and 9 of the Corporate Bonds) and 644,164 (in connection with Class 4, 6 and 7 of the Corporate Bonds), respectively.

12.	DERIVATIVE FINANCIAL INSTRUMENTS

I.	Transactions as of March 31, 2014:

a)	Interest rate swaps for 1,289,078 (Fixed Rate versus Badlar), maturing within a period not exceeding 2 years for which the Bank pays a variable amount in accordance with changes in the Badlar, Encuesta rate, and receives a fixed amount based on stated notional amounts; and interest rate swaps for 45,000 (Badlar versus Fixed Rate), maturing within a period not exceeding 1 year for which the Bank pays a fixed amount and receives a variable amount in accordance with changes in the Badlar rate.

These transactions have been valued in accordance with the criteria described in note 2.3.n.1.) generating the amount of 7,331 as loss for the period.

The estimated fair value of said instruments amounts to 38,667 (Liability). For fair value estimation purposes, the variable and fixed as yet not matured future flows are discounted, with the swap value being the difference between the current value of the future flows receivable and the current value of the future flows payable.

As of the end of the period, the above transactions were recorded under “Memorandum Accounts—Debit Accounts – Derivatives – Interest rate swap” for 1,334,078.

b)	Interest rate swap for 41,218 (Fixed Rate versus Badlar), with final maturity in September 2019, for which the Bank pays a variable amount in accordance with changes in the Badlar, Encuesta rate, and receives a fixed amount based on stated notional amounts.

Said transaction was consummated as hedge for potential volatility in the cash flows arising from certain financing deals attributable to changes in the designated benchmark interest rates and it has proven to be effective hedge for the risk mentioned.

The aim pursued by risk management consists in reducing exposure to changes in cash flows arising from financing deals. Thanks to the hedge established, changes in the cash flows arising from the underlying instrument caused by changes in the benchmark interest rate would decrease as a result of having been offset with the changes in the cash flows arising from the hedge instrument.

As of the end of the fiscal year the above transaction was recorded under “Memorandum Accounts—Debit Accounts –Derivatives – Interest rate SWAP” for 41,218.

c)	Non-deliverable forward purchase and sale transactions in foreign currency payable in Pesos, maturing within a period not exceeding 1 year, for 4,111,551 and 4,484,914, which are recorded under “Memorandum Accounts—Debit Accounts—Derivatives – “Notional” amount of non-deliverable forward transactions”, and “Memorandum Accounts—Credit Accounts—Derivatives – “Notional” amount of non-deliverable forward transactions”, respectively.

These transactions have been valued in accordance with the criteria described in note 2.3.n.2.), generating the amount of 458,012 as income for the fiscal year.

d)	Forward sales of BCRA Bills and Notes under repurchase agreements for 2,444,173 and of Government securities for 31,699, which are recorded under “Other liabilities from financial transactions – Instruments to be delivered for spot and forward sales to be settled”.

These transactions have been valued in accordance with the description in note 2.3.g) generating 11,618 as income for the period.

e)	The Bank does not carry any pending balances associated to reverse repos in force at March 31, 2014. However, the transactions conducted at March 31, 2014 have yielded a 906 loss at the end of the period.

II.	Transactions as of December 31, 2013:

a)	Interest rate swaps for 1,412,963 (Fixed Rate versus Badlar), maturing within a period not exceeding 2 years for which the Bank pays a variable amount in accordance with changes in the Badlar, Encuesta rate, and receives a fixed amount based on stated notional amounts; and interest rate swaps for 65,000 (Badlar versus Fixed Rate), maturing within a period not exceeding 1 year for which the Bank pays a fixed amount and receives a variable amount in accordance with changes in the Badlar rate.

These transactions have been valued in accordance with the criteria described in note 2.3.n.1.) generating the amount of 22,019 as income for the fiscal year.

The estimated fair value of said instruments amounts to 35,388 (Liability). For fair value estimation purposes, the variable and fixed as yet not matured future flows are discounted, with the swap value being the difference between the current value of the future flows receivable and the current value of the future flows payable.

As of the end of the fiscal year, the above transactions were recorded under “Memorandum Accounts—Debit Accounts – Derivatives – Interest rate swap” for 1,477,963.

b)	Interest rate swap for 42,775 (Fixed Rate versus Badlar), with final maturity in September 2019, for which the Bank pays a variable amount in accordance with changes in the Badlar, Encuesta rate, and receives a fixed amount based on stated notional amounts.

Said transaction was consummated as hedge for potential volatility in the cash flows arising from certain financing deals attributable to changes in the designated benchmark interest rates and it has proven to be effective hedge for the risk mentioned.

The aim pursued by risk management consists in reducing exposure to changes in cash flows arising from financing deals. Thanks to the hedge established, changes in the cash flows arising from the underlying instrument caused by changes in the benchmark interest rate would decrease as a result of having been offset with the changes in the cash flows arising from the hedge instrument.

As of the end of the fiscal year the above transaction was recorded under “Memorandum Accounts—Debit Accounts –Derivatives – Interest rate SWAP” for 42,775.

c)	Non-deliverable forward purchase and sale transactions in foreign currency payable in Pesos, maturing within a period not exceeding 1 year, for 5,414,377 and 1,871,743, which are recorded under “Memorandum Accounts—Debit Accounts—Derivatives – “Notional” amount of non-deliverable forward transactions”, and “Memorandum Accounts—Credit Accounts—Derivatives – “Notional” amount of non-deliverable forward transactions”, respectively.

These transactions have been valued in accordance with the mechanism described in note 2.3.n.2.), generating the amount of 465,650 as income for the fiscal year.

d)	Forward sales of BCRA Bills and Notes under repurchase agreements for 175,277 and of Government securities for 5,103, which are recorded under “Other liabilities from financial transactions – Instruments to be delivered for spot and forward sales to be settled”.

These transactions have been valued in accordance with the description in note 2.3.g) generating 45,601 as income for the fiscal year.

e)	The Bank does not carry any pending balances associated to reverse repos in force at December 31, 2013. However, the transactions conducted at December 31, 2013 have yielded a 2,133 loss at the end of the fiscal year.

13.	COMPLIANCE WITH CNV REQUIREMENTS

13.1	Minimum Stockholders’ Equity and Minimum of liquid assets:

Given the operations the Bank carries out at present and in compliance with the provisions set forth by CNV’s General Resolution No. 622/13, the Entity is applying for registration with CNV as “Settlement and Clearing Agent and Broker-Dealer – Comprehensive”.

According to CNV’s General Resolution No. 622/13, the minimum Stockholders’ Equity required to operate in the above-mentioned category would amount to 15,000 and the minimum of liquid assets required by those rules would be 7,500. As of March 31, 2014, and as of December 31, 2013, the Bank’s Stockholders’ Equity exceeds the minimum amount imposed by CNV and the liquid assets consist in Peso-denominated unrestricted assets in accounts opened with the Argentine Central Bank.

13.2	Investment Funds custodian

As of March 31, 2014 and the end of the previous fiscal year, in its capacity of Investment Funds custodian of “FBA Acciones Globales”, “FBA Total”, “FBA Renta”, “FBA Renta Pesos”, “FBA Renta Dólares”, “FBA Bonos Latinoamericanos”, “FBA Calificado”, “FBA Internacional”, “FBA Ahorro Dólares”, “FBA Renta Fija”, “FBA Ahorro Pesos”, “FBA Renta Premium”, “FBA Horizonte”, “FBA Renta Corto Plazo”, “FBA Acciones Latinoamericanas”, “FBA Bonos Argentina”, “FBA Acciones Argentinas” and “FBA Bonos Globales” administrated by BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión, the Bank holds certificates of deposits, deferred payment checks, shares, corporate bonds, government securities, indexes, securities issued by the BCRA, Cedears, ADRS and shares in mutual funds in safekeeping in the amount of 2,304,321 and 1,499,521, respectively, all of which making up the Fund’s portfolio and booked in “Memorandum Accounts— Debit Accounts -Control—Other”.

The Investment Funds´ equities are as follows:

	EQUITIES AS OF
INVESTMENT FUND	03-31-2014	12-31-2013
FBA Acciones Globales (*)	—,—	47,620
FBA Total (**)	14,904	20,817
FBA Renta (*)	—,—	20,537
FBA Renta Pesos	1,946,289	1,460,275
FBA Renta Dólares (*)	7,248	5,971
FBA Bonos Latinoamericanos (**)	18,280	26,211
FBA Calificado	145,019	126,513
FBA Internacional (**)	3,238	4,558
FBA Ahorro Dólares (*)	16,724	14,092
FBA Renta Fija (*)	16,303	14,373
FBA Ahorro Pesos	788,565	541,736
FBA Renta Premium (*)	10,144	8,866
FBA Horizonte	56,897	47,322
FBA Renta Corto Plazo (*)	386	316
FBA Acciones Latinoamericanas	43,603	41,623
FBA Bonos Argentina	6,629	5,096
FBA Acciones Argentinas	572	468
FBA Bonos Globales	135	117

Total	3,074,936	2,386,511

(*)	On August 31, 2013, BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión (“the Managing Company”) decided to start the process of liquidation of FBA Renta Dólares, FBA Ahorro Dólares, FBA Renta Fija, FBA Renta Premium y FBA Renta Corto Plazo and on September 2, 2013 of FBA Acciones Globales y FBA Renta. As of the date of issuance of these financial statements, the Asset Manager had paid off all the amounts due to the holders of shares in these funds.
(**)	On January 27, 2014, BVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión adopted a resolution to commence liquidation proceedings concerning FBA Internacional, FBA Total and FBA Bonos Latinoamericanos. As of the date of issuance of these financial statements, the Asset Manager has not yet started the process to pay off shareholders.

14.	EARNINGS DISTRIBUTIONS

The Bank has in place an earnings distribution policy in line with the Bank’s vocation for sustained stockholder value, that at the same time allows the Bank’s financial condition to perform favourably so as to strive for business growth and the maintenance of consistently high liquidity and solvency standards in compliance with currently applicable rules and regulations.

Restriction on earnings distributions:

a)	On April 10, 2014, the Ordinary and Extraordinary Shareholders’ Meeting was held, approving the allocation of earnings as follows:

•	To Legal Reserve: 404,849

•	To Cash dividend: 28.800 (*)

•	To Voluntary reserve for future distributions of income: 1,590,595 (**)

(*)	Subject to BCRA’s approval. See paragraph b) below.
(**)	Depending on the amount eventually authorized by BCRA, 28,800 may be added to this amount.

b)	In accordance with Communications “A” 5072 and 5273, issued on May 6, 2010 and January 27, 2012, respectively, as amended and supplemented, of “Distribution of Income” of the BCRA, for purposes of calculating the earnings subject to distribution, off-balance sheet deductions must be performed from the sum of the balances recorded in the account Unappropriated retained earnings and in the Voluntary reserve for future distributions of income as set forth in point 2.1 of such Communication. In addition, the authorization of the Superintendent of Financial and Exchange Institutions shall be required in order to verify that the procedure established in said resolution for earnings distribution has been properly applied.

15.	ACCOUNTS REFLECTING COMPLIANCE WITH MINIMUM CASH

The following are the items computed for Compliance with Minimum Cash Requirements according to the regulations of the BCRA, with their corresponding balances as of March 31, 2014 and the end of the previous fiscal year:

	03-31-14	12-31-13
COMPUTABLE COMPLIANCE IN PESOS
Special Guarantee Accounts	224,634	224,634
BCRA Checking Account	2,500,000	5,357,009
Special social security accounts	64,423	—,—
Franchises	—,—	81,944

TOTAL	2,789,057	5,663,587

COMPUTABLE COMPLIANCE IN US DOLLARS (Stated in thousands of pesos)
Special Guarantee Accounts	32,456	26,411
BCRA Checking Account	5,440,925	5,147,476

TOTAL	5,473,381	5,173,887

COMPUTABLE COMPLIANCE IN EUROS (Stated in thousands of pesos)
BCRA Checking Account	36,504	40,957

TOTAL	36,504	40,957

16.	STATEMENTS OF CASH AND CASH EQUIVALENTS FLOW

The Statements of Cash and cash equivalents flow explains the changes in cash and cash equivalents. For such purpose, a detail is supplied of the items that the Bank considers to be cash and cash equivalents:

	03-31-14	12-31-13	03-31-13	12-31-12
a) Cash and due from banks	10,285,054	12,844,259	7,553,736	8,594,068
b) Government securities	252,884	88,812	114,519	100,301
c) Loans to financial sector, call granted maturity date less than three months as from the end of the period or fiscal year	484,330	671,120	499,625	426,619

CASH AND CASH EQUIVALENTS	11,022,268	13,604,191	8,167,880	9,120,988

Items b) and c) are considered to be cash equivalents because they are held in order to meet short-term commitments, they are easily convertible in known cash amounts, they are subject to negligible changes in value and their maturity is less than three months as from each period or fiscal year date.

17.	PUBLICATION OF THE FINANCIAL STATEMENTS

As provided by Communication “A” 760, the previous intervention of the BCRA is not required for the publication of these financial statements.

18.	ACCOUNTING PRINCIPLES – EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

These financial statements are presented on the basis of the accounting standards of the BCRA and, except for the effect of the matters mentioned in note 3 to the stand – alone financial statements and note 2 to the consolidated financial statements, in accordance with the Argentine professional accounting standards. Certain accounting practices applied by the Bank that conform with the standards of the BCRA and with the Argentine professional accounting standards may not conform with the generally accepted accounting principles in other countries.

The effects of the differences, if any, between Argentine professional accounting standards and the generally accepted accounting principles in the countries in which the financial statements are to be used have not been quantified. Accordingly, they are not intended to present financial position, results of operations and cash flows in accordance with generally accepted accounting principles in the countries of the users of the financial statements, other than Argentina.

EXHIBIT A

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF MARCH 31, 2014 AND DECEMBER 31, 2013

(Translation of financial statements originally issued in Spanish—See note 18)

- Stated in thousands of pesos -

		Holding
Description	ID Caja de Valores	Market value or present value	Book balance as of 03-31-2014	Book balance as of 12-31-2013	Position without options	Final position
GOVERNMENT SECURITIES
Government securities at fair value
Local
In pesos
Secured Bonds due 2020	2423		1,197,922		1,197,922	1,197,922
Peso-denominated Discount governed by Argentine Law maturing in 2033	45696		112,887		82,590	82,590
Consolidation Bonds – sixth series	2420		46,783		46,783	46,783
Secured Bonds due 2018	2405		33,212		33,212	33,212
Other			1,402		—,—	—,—

Subtotal in pesos			1,392,206	1,110,448	1,360,507	1,360,507

In foreign currency
Argentine Bond of Saving towards economic development	5456		130,559		130,559	130,599
Par Securities denominated in US Dollars and governed by Argentine Law	45699		42,100		42,100	42,100
Otros			7,094		7,094	7,094

Subtotal in foreign currency			179,753	871,590	179,753	179,753

Subtotal Government securities at fair value			1,571,959	1,982,038	1,540,260	1,540,260

Government securities at amortized cost
Local
In pesos
Federal Government Bonds in Pesos Badlar + 200 pb due 2017	5459	177,986	181,382		181,382	181,382
Other		164	164		164	164

Subtotal in pesos			181,546	164	181,546	181,546

Subtotal Government securities at amortized cost			181,546	164	181,546	181,546

EXHIBIT A

(Contd.)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF MARCH 31, 2014 AND DECEMBER 31, 2013

(Translation of financial statements originally issued in Spanish—See note 18)

- Stated in thousands of pesos -

		Holding
Description	ID Caja de Valores	Market value or present value	Book balance as of 03-31-2014	Book balance as of 12-31-2013	Position without options	Final position
Instruments issued by the BCRA
BCRA Bills
At fair value
Argentine Central Bank Internal Bills due 04-09-14	46576		1,049,141		1,052,130	1,052,130
Argentine Central Bank Internal Bills due 04-03-14	46543		509,928		509,928	509,928
Other			2,629		3,619	3,619

Subtotal at fair value			1,561,698	495	1,565,677	1,565,677

Repurchase transactions
Argentine Central Bank Internal Bills due 10-01-14	46270		1,480,332		—,—	—,—
Argentine Central Bank Internal Bills due 01-28-15	46291		738,284		—,—	—,—
Argentine Central Bank Internal Bills due 05-07-14	46249		85,943		—,—	—,—

Subtotal repurchase transactions			2,304,559	39,882	—,—	—,—

At amortized cost
Argentine Central Bank Internal Bills due 05-14-14	46530		496,347		496,347	496,347
Argentine Central Bank Internal Bills due 09-17-14	46267		352,126		352,126	352,126
Argentine Central Bank Internal Bills due 12-03-14	46542		291,635		291,635	291,635
Argentine Central Bank Internal Bills due 07-10-14	46580		277,986		277,986	277,986
Argentine Central Bank Internal Bills due 04-30-14	46246		148,094		148,094	148,094
Argentine Central Bank Internal Bills due 02-04-15	46296		119,604		119,604	119,604
Argentine Central Bank Internal Bills due 08-27-14	46265		89,428		89,428	89,428
Argentine Central Bank Internal Bills due 05-21-14	46544		69,521		69,521	69,521
Argentine Central Bank Internal Bills due 06-11-14	46301		64,456		64,456	64,456
Argentine Central Bank Internal Bills due 05-28-14	46295		58,766		58,766	58,766
Argentine Central Bank Internal Bills due 05-07-14	46249		55,919		53,967	53,967

Subtotal at amortized cost			2,023,882	1,232,715	2,021,930	2,021,930

BCRA Notes
At fair value
Argentine Central Bank Notes – In Pesos – Variable Badlar coupon due 04-23-14	46184		631,200		631,200	631,200

Subtotal at fair value			631,200	—,—	631,200	631,200

Repurchase transactions
Argentine Central Bank Notes – In Pesos – Variable Badlar coupon due 06-18-14	46196		94,356		—,—	—,—
Argentine Central Bank Notes – In Pesos – Variable Badlar coupon due 07-23-14	46584		45,259		—,—	—,—

Subtotal repurchase transactions			139,615	135,395	—,—	—,—

At amortized cost
Argentine Central Bank Notes – In Pesos – Variable Badlar coupon due 06-18-14	46196		404,103		404,103	404,103
Argentine Central Bank Notes – In Pesos – Variable Badlar coupon due 08-20-14	46203		234,488		234,488	234,488
Other			36,224		36,224	36,224

Subtotal at amortized cost			674,815	—,—	674,815	674,815

Subtotal instruments issued by the BCRA			7,335,769	1,408,487	4,893,622	4,893,622

TOTAL GOVERNMENT SECURITIES			9,089,274	3,390,689	6,615,428	6,615,428

EXHIBIT A

(Contd.)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF MARCH 31, 2014 AND DECEMBER 31, 2013

(Translation of financial statements originally issued in Spanish—See note 18)

- Stated in thousands of pesos -

		Holding
Description	ID Caja de Valores	Market value	Book balance as of 03-31-2014	Book balance as of 12-31-2013	Position without options	Final position
INVESTMENTS IN LISTED PRIVATE SECURITIES
Other debt instruments
Other Equity instruments
Local
In pesos
Tenaris S.A.	40115		174		174	174

Subtotal in pesos			174	—,—	174	174

From abroad
In foreign currency
Silicon Graphics Inc.	6003		72		72	72
Other			39		39	39

Subtotal in foreign currency			111	90	111	111

Subtotal Equity instruments			285	90	285	285

TOTAL INVESTMENTS IN LISTED PRIVATE SECURITIES			285	90	285	285

TOTAL GOVERNMENT AND PRIVATE SECURITIES			9,089,559	3,390,779	6,615,713	6,615,713

EXHIBIT B

CLASSIFICATION OF FINANCING FACILITIES BY CATEGORIES

AND GUARANTIES RECEIVED AS OF MARCH 31, 2014 AND DECEMBER 31, 2013

(Translation of financial statements originally issued in Spanish—See note 18)

-Stated in thousands of pesos-

	03-31-2014	12-31-2013
COMMERCIAL PORTFOLIO
Normal performance	21,232,123	21,239,671

Preferred collaterals and counter guaranties “A”	803,952	779,621
Preferred collaterals and counter guaranties “B”	652,102	577,055
Without senior security or counter guaranties	19,776,069	19,882,995
With special follow-up	4,023	19,473

Under observation	—,—	15,428

Without senior security or counter guaranties	—,—	15,428
Negotiations for recovery or re-financing agreements underway	4,023	4,045

Preferred collaterals and counter guaranties “B”	824	786
Without senior security or counter guaranties	3,199	3,259
Non-performing	14,214	2,717

Without senior security or counter guaranties	14,214	2,717
With high risk of uncollectibility	28,104	27,632

Preferred collaterals and counter guaranties “B”	338	338
Without senior security or counter guaranties	27,766	27,294
Uncollectible	—,—	10,035

Without senior security or counter guaranties	—,—	10,035

Total	21,278,464	21,299,528

EXHIBIT B

(Contd.)

CLASSIFICATION OF FINANCING FACILITIES BY CATEGORIES

AND GUARANTIES RECEIVED AS OF MARCH 31, 2014 AND DECEMBER 31, 2013

(Translation of financial statements originally issued in Spanish—See note 18)

-Stated in thousands of pesos-

	03-31-2014	12-31-2013
CONSUMER AND HOUSING PORTFOLIO
Normal performance	17,258,688	16,814,083

Preferred collaterals and counter guaranties “A”	21,652	20,369
Preferred collaterals and counter guaranties “B”	1,524,234	1,524,188
Without senior security or counter guaranties	15,712,802	15,269,526
Low risk	242,119	178,283

Preferred collaterals and counter guaranties “A”	224	—,—
Preferred collaterals and counter guaranties “B”	28,086	23,784
Without senior security or counter guaranties	213,809	154,499
Medium risk	152,887	128,909

Preferred collaterals and counter guaranties “B”	9,329	9,231
Without senior security or counter guaranties	143,558	119,678
High risk	82,169	68,101

Preferred collaterals and counter guaranties “B”	18,272	15,004
Without senior security or counter guaranties	63,897	53,097
Uncollectible	16,616	14,802

Preferred collaterals and counter guaranties “B”	6,789	6,403
Without senior security or counter guaranties	9,827	8,399
Uncollectible, classified as such under regulatory requirements	87	100

Without senior security or counter guaranties	87	100

Total	17,752,566	17,204,278

General Total (1)	39,031,030	38,503,806

(1)	Items included: Loans (before allowances); Other receivables from financial transactions: Unlisted corporate bonds and Other receivables covered by debtor classification regulations; Receivables from financial leases (before allowances); Memorandum accounts—Credit—Contingent: Credit lines granted (unused portion) covered by debtor classification regulations, Other guaranties given covered by debtor classification regulations and Other covered by debtor classification regulations.

EXHIBIT C

FINANCING FACILITIES CONCENTRATION

AS OF MARCH 31, 2014 AND DECEMBER 31, 2013

(Translation of financial statements originally issued in Spanish—See note 18)

- Stated in thousands of pesos -

	03-31-2014		12-31-2013
Number of clients	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio
10 largest clients	4,413,164	11.31%	4,236,449	11.00%
50 next largest clients	5,797,059	14.85%	5,680,349	14.75%
100 following clients	3,994,611	10.23%	3,998,701	10.39%
Remaining clients	24,826,196	63.61%	24,588,307	63.86%

Total (1)	39,031,030	100.00%	38,503,806	100.00%

(1)	See (1) in Exhibit B.

EXHIBIT D

BREAKDOWN BY FINANCING TERMS AS OF MARCH 31, 2014

(Translation of financial statements originally issued in Spanish—See note 18)

- Stated in thousands of pesos -

		Term remaining to maturity
Description	Past-due portfolio	1 month	3 months	6 months	12 months	24 months	More than 24 months	Total
Government sector	—,—	68	—,—	—,—	—,—	—,—	44,372	44,440
Financial sector	—,—	2,488,771	13,178	9,392	77,289	45,867	—,—	2,634,497
Non financial private sector and residents abroad	97,503	16,212,538	5,521,146	2,789,582	2,424,842	4,034,646	5,271,836	36,532,093

TOTAL	97,503	18,701,377	5,534,324	2,798,974	2,502,131	4,080,513	5,316,208	39,031,030	(1)

(1)	See (1) in Exhibit B.

EXHIBIT E

DETAIL OF INVESTMENTS IN OTHER COMPANIES

AS OF MARCH 31, 2014 AND DECEMBER 31, 2013

(Translation of financial statements originally issued in Spanish – See note 18)

- Stated in thousands of pesos -

								Information about the issuer
Concept			Shares			Amount			Data from last published financial statements
Identification	Description	Class	Unit face value	Votes per share	Number	03-31-2014	12-31-2013	Main business	Period / Fiscal year end	Capital stock	Stockholders’ equity	Income/ (Loss) for the period / fiscal year
	FINANCIAL INSTITUTIONS, SUPPLEMENTARY AND AUTHORIZED
	Controlled
	Local										thousands of pesos
33642192049	BBVA Francés Valores S.A.	Common	500$	1	12,396	20,463	17,960	Stockholder	03-31-2014	6,390	21,097	2,580
30663323926	Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings)	Common	1$	1	35,425,947	6,927	8,272	Pensions fund manager	03-31-2014	65,739	12,855	(1,441)
30707847367	PSA Finance Arg. Cía Financiera S.A.	Common	1,000$	1	26,089	185,317	164,652	Financial institution	03-31-2014	52,178	370,634	41,330
30548590163	BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión	Common	1$	1	230,398	98,827	68,967	Investment Fund Manager	03-31-2014	243	104,029	31,432

		Subtotal controlled				311,534	259,851

	Non controlled
	Local
33707124909	Rombo Cía. Financiera S.A.	Common	1,000$	1	24,000	172,735	150,396	Financial Institution	03-31-2014	60,000	431,838	55,848
30598910045	Visa Argentina S.A.	Common	1$	1	1,571,996	6,428	6,428	Services to companies	05-31-2013	15,000	265,120	203,787
30604796357	Banelco S.A.	Common	1$	1	2,574,907	13,175	8,654	Information services	06-30-2013	23,599	74,919	12,288
30690783521	Interbanking S.A.	Common	1$	1	149,556	3,571	3,571	Services	12-31-2012	1,346	116,312	89,931
	Other					251	257
	Foreign
30710156561	Banco Lat. de Comercio Exterior S.A.	Common B	43$	1	20,221	2,016	1,640	Banking institution	12-31-2013	1,824,910	5,592,131	552,420

		Subtotal noncontrolled				198,176	170,946

		Total in financial institutions, supplementary and authorized				509,710	430,797

	IN OTHER COMPANIES
	Non controlled
	Local
30500064230	BBVA Consolidar Seguros S.A.	Common	1$	1	1,301,847	32,861	29,220	Insurance	03-31-2014	10,651	268,909	74,314
	Foreign
	Other					101	82

		Subtotal non controlled				32,962	29,302

		Total in other companies				32,962	29,302

		Total investments in other companies				542,672	460,099

EXHIBIT F

MOVEMENT OF PREMISES AND EQUIPMENT AND OTHER ASSETS

FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2014

AND THE FISCAL YEAR ENDED DECEMBER 31, 2013

(Translation of financial statements originally issued in Spanish—See note 18)

- Stated in thousands of pesos -

Description	Net book value at beginning of fiscal year	Additions	Transfers	Decreases	Depreciation for the period		Net book value at 03-31-2014	Net book value at 12-31-2013
					Years of useful life	Amount
PREMISES AND EQUIPMENT
Real Estate	370,879	1,870	26,733	—,—	50	6,068	393,414	370,879
Furniture and Facilities	208,917	15,815	392	—,—	10	7,470	217,654	208,917
Machinery and Equipment	119,477	6,138	1,484	—,—	3 & 5	16,480	110,619	119,477
Automobiles	5,133	7	—,—	14	5	357	4,769	5,133

Total	704,406	23,830	28,609	14		30,375	726,456	704,406

OTHER ASSETS
Construction in progress	80,662	16,463	(27,140)	20,703	—,—	—,—	49,282	80,662
Advances to suppliers of goods	486,010	129,374	—,—	5,722	—,—	—,—	609,662	486,010
Works of Art	992	—,—	—,—	—,—	—,—	—,—	992	992
Leased assets	2,294	—,—	—,—	—,—	50	12	2,282	2,294
Property taken as security for loans	2,423	277	—,—	—,—	50	20	2,680	2,423
Stationery and office supplies	7,844	12,401	—,—	4,887	—,—	—,—	15,358	7,844
Other	66,477	599	(1,469)	—,—	50	47	65,560	66,477

Total	646,702	159,114	(28,609)	31,312		79	745,816	646,702

EXHIBIT G

MOVEMENT OF INTANGIBLE ASSETS

FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2014

AND THE FISCAL YEAR ENDED DECEMBER 31, 2013

(Translation of financial statements originally issued in Spanish—See note 18)

- Stated in thousands of pesos -

Description	Net book value at beginning of fiscal year	Additions	Amortization for the period		Net book	Net book
			Years of useful life	Amount	value at 03-31-2014	value at 12-31-2013
Organization and development expenses (1)	120,637	26,285	1 & 5	13,214	133,708	120,637
Organization and development non-deductible expenses	—,—	3,178	—,—	3,178	—,—	—,—

Total	120,637	29,463		16,392	133,708	120,637

(1)	This caption mainly includes costs from information technology projects and leasehold improvements.

EXHIBIT H

CONCENTRATION OF DEPOSITS

AS OF MARCH 31, 2014 AND DECEMBER 31, 2013

(Translation of financial statements originally issued in Spanish—See note 18)

- Stated in thousands of pesos -

	03-31-2014		12-31-2013
Number of clients	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio
10 largest clients	3,923,081	8.73%	4,549,211	10.39%
50 next largest clients	5,243,895	11.67%	5,081,876	11.61%
100 following clients	3,423,983	7.62%	3,051,769	6.97%
Remaining clients	32,330,653	71.98%	31,091,918	71.03%

TOTAL	44,921,612	100.00%	43,774,774	100.00%

EXHIBIT I

BREAKDOWN OF MATURITY TERMS OF DEPOSITS AND

OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS

AS OF MARCH 31, 2014

(Translation of financial statements originally issued in Spanish—See note 18)

- Stated in thousands of pesos -

	Terms remaining to maturity
Description	1 month	3 months	6 months	12 months	24 months	More than 24 months	Total
Deposits	40,045,082	3,863,763	799,469	210,368	2,930	—,—	44,912,612

Other liabilities from financial transactions
Argentine Central Bank	89,025	—,—	—,—	—,—	—,—	—,—	89,025
Banks and International Institutions	43,297	71,579	—,—	—,—	—,—	—,—	114,876
Unsubordinated corporate bonds	—,—	43,403	—,—	250,000	380,237	395,116	1,068,756
Financing received from Argentine financial institutions	17,321	—,—	—,—	—,—	—,—	—,—	17,321
Other	2,752,163	971	932	1,397	2,008	1,252	2,758,723

Total	2,901,806	115,953	932	251,397	382,245	396,368	4,048,701

TOTAL	42,946,888	3,979,716	800,401	461,765	385,175	396,368	48,970,313

EXHIBIT J

MOVEMENT OF ALLOWANCES

FOR THREE MONTH PERIOD ENDED MARCH 31, 2014 AND

THE FISCAL YEAR ENDED DECEMBER 31, 2013

(Translation of financial statements originally issued in Spanish—See note 18)

- Stated in thousands of pesos -

				Decreases		Book value
Description	Book value at beginning of fiscal year	Increases (5)		Reversals	Applications	03-31-2014	12-31-2013
DEDUCTED FROM ASSETS
Government securities
– For impairment value	196	7	(4)	—,—	—,—	203	196
Loans
– Allowance for doubtful loans	680,651	116,235	(1)	—,—	75,453	721,433	680,651
Other receivables from financial transactions
– Allowance for doubtful receivables and impairment	1,209	25	(1)	—,—	—,—	1,234	1,209
Receivables from financial leases
– Allowance for doubtful receivables and impairment	21,186	1,556	(1)	—,—	1,220	21,522	21,186
Other receivables
– Allowance for doubtful receivables (2)	277,334	4,890		108,849	15	173,360	277,334

Total	980,576	122,713		108,849	76,688	917,752	980,576

LIABILITIES-ALLOWANCES
– Contingents commitments (1)	539	599		—,—	—,—	1,138	539
– Other contingencies	622,165	27,375	(3)	13,793	8,048	627,699	622,165

Total	622,704	27,974		13,793	8,048	628,837	622,704

(1)	Recorded in compliance with the provisions of Communication “A” 3918, as supplemented, of the BCRA, taking into account note 2.3.f).
(2)	Includes mainly the potential loan loss risk arising from the amounts booked as Miscellaneous receivables relating to the petitions for the protection of constitutional rights (Amparos) paid and the deferred tax asset (See note 4.1).
(3)	Recorded to cover possible contingencies that were not considered in other accounts (court orders corresponding to petitions for protection of civil rights, labor, commercial and other lawsuits). (See note 2.3.q).
(4)	Recorded in compliance with the provisions of Communication “A” 4084 of the BCRA.
(5)	Includes exchange differences generated as allowances in foreign currency, booked in the “Financial income—Gold and foreign currency exchange difference” account, as follow:

– Government Securities	7
– Loans	2,997
– Other receivables	2,831

EXHIBIT K

CAPITAL STRUCTURE AS OF MARCH 31, 2014

(Translation of financial statements originally issued in Spanish—See note 18)

- Stated in thousands of pesos -

SHARES			CAPITAL STOCK
Pending issuance or distribution
Class	Quantity	Votes per share	Issued				Paid in
			Outstanding	In portfolio
Common	536,877,850	1	536,833	—,—	45	(1)	536,878	(2)

(1)	Shares issued and available to stockholders but not as yet withdrawn.
(2)	Fully registered with the Public Registry of Commerce (See note 1.2.).

EXHIBIT L

FOREIGN CURRENCY BALANCES AS OF

MARCH 31, 2014 AND DECEMBER 31, 2013

(Translation of financial statements originally issued in Spanish—See note 18)

- Stated in thousands of pesos -

Accounts	03-31-2014							12-31-2013
		Total of the period (per type of currency)
	Total of the period	Euro	US Dollars	Pounds Sterling	Swiss Franc	Yen	Other	Total of the fiscal year
ASSETS
Cash and due from banks	6,100,901	197,156	5,860,111	18,538	773	1,431	22,892	5,912,615
Government and private securities	179,864	—,—	179,864	—,—	—,—	—,—	—,—	871,680
Loans	1,374,610	3,139	1,371,471	—,—	—,—	—,—	—,—	1,134,400
Other receivables from financial transactions	271,333	16,622	252,414	—,—	—,—	—,—	2,297	100,620
Receivables from financial leases	—,—	—,—	—,—	—,—	—,—	—,—	—,—	61
Investments in other companies	2,117	—,—	2,117	—,—	—,—	—,—	—,—	1,722
Other receivables	157,842	13,879	143,963	—,—	—,—	—,—	—,—	135,361
Suspense items	539	—,—	539	—,—	—,—	—,—	—,—	562

TOTAL	8,087,206	230,796	7,810,479	18,538	773	1,431	25,189	8,157,021

LIABILITIES
Deposits	4,865,565	81,202	4,784,363	—,—	—,—	—,—	—,—	4,720,888
Other liabilities from financial transactions	1,022,176	125,674	874,817	16,286	467	717	4,215	816,105
Other liabilities	152,651	5,810	146,841	—,—	—,—	—,—	—,—	118,440
Suspense items	947	—,—	947	—,—	—,—	—,—	—,—	571

TOTAL	6,041,339	212,686	5,806,968	16,286	467	717	4,215	5,656,004

MEMORANDUM ACCOUNTS
Debit accounts (except contra debit accounts)
Contingent	2,172,495	152,992	2,019,503	—,—	—,—	—,—	—,—	1,873,226
Control	30,716,600	193,596	30,521,779	—,—	—,—	388	837	95,729,619

TOTAL	32,889,095	346,588	32,541,282	—,—	—,—	388	837	97,602,845

Credit accounts (except contra credit accounts)
Contingent	717,068	17,791	680,611	—,—	—,—	18,666	—,—	620,570
Control	42,798	2,163	40,635	—,—	—,—	—,—	—,—	268,945

TOTAL	759,866	19,954	721,246	—,—	—,—	18,666	—,—	889,515

EXHIBIT N

ASSISTANCE TO RELATED CLIENTS AND AFFILIATES

AS OF MARCH 31, 2014 AND DECEMBER 31, 2013

(Translation of financial statements originally issued in Spanish—See note 18)

- Stated in thousands of pesos -

	Status
Concept	Normal	With special follow-up / Low risk	With problems / Medium risk		With high risk of uncollectibility / High risk		Uncollectible	Classified uncollectible as such under regulatory requirements	Total (1)
			Not yet matured	Past-due	Not yet matured	Past-due			03-31-2014	12-31-2013
1. Loans	2,054,928	—,—	—,—	—,—	—,—	—,—	—,—	—,—	2,054,928	2,109,132
- Overdraft	11,379	—,—	—,—	—,—	—,—	—,—	—,—	—,—	11,379	151
Without senior security or counter guaranty	11,379	—,—	—,—	—,—	—,—	—,—	—,—	—,—	11,379	151
- Real Estate Mortgage and Collateral Loans	2,458	—,—	—,—	—,—	—,—	—,—	—,—	—,—	2,458	2,488
Other collaterals and counter guaranty “B”	2,458	—,—	—,—	—,—	—,—	—,—	—,—	—,—	2,458	2,488
- Consumer	8,599	—,—	—,—	—,—	—,—	—,—	—,—	—,—	8,599	3,504
Without senior security or counter guaranty	8,599	—,—	—,—	—,—	—,—	—,—	—,—	—,—	8,599	3,504
- Credit Cards	3,484	—,—	—,—	—,—	—,—	—,—	—,—	—,—	3,484	3,906
Without senior security or counter guaranty	3,484	—,—	—,—	—,—	—,—	—,—	—,—	—,—	3,484	3,906
- Other	2,029,008	—,—	—,—	—,—	—,—	—,—	—,—	—,—	2,029,008	2,099,083
Without senior security or counter guaranty	2,029,008	—,—	—,—	—,—	—,—	—,—	—,—	—,—	2,029,008	2,099,083
2. Other receivables from financial transactions	44,821	—,—	—,—	—,—	—,—	—,—	—,—	—,—	44,821	37,835
3. Receivables from financial leases and other	239	—,—	—,—	—,—	—,—	—,—	—,—	—,—	239	171
4. Contingent commitments	254,934	—,—	—,—	—,—	—,—	—,—	—,—	—,—	254,934	109,297
5. Investments in other companies and private securities	517,572	—,—	—,—	—,—	—,—	—,—	—,—	—,—	517,572	442,054

Total	2,872,494	—,—	—,—	—,—	—,—	—,—	—,—	—,—	2,872,494	2,698,489

Total Allowances	21,000	—,—	—,—	—,—	—,—	—,—	—,—	—,—	21,000	20,878

(1)	Maximum amount granted to related clients during March 2014 and December 2013, respectively, according to BCRA rules.

EXHIBIT O

FINANCIAL DERIVATIVES INSTRUMENTS

AS OF MARCH 31, 2014

(Translation of financial statements originally issued in Spanish—See note 18)

- Stated in thousands of pesos -

Type of contract	Purpose of transactions	Underlying asset	Type of Settlement	Traded at / Counterparty	Weighted average term as originally agreed (months)	Weighted average residual term (months)	Weighted average term for difference settlements (days)	Amount
Swaps	Financial transactions – own account	—	Upon expiration of differences	Residents in Argentina – Financial sector	21	11	49	1,334,078
Swaps	Interest rate hedge	—	Upon expiration of differences	Residentes in Argentina – Non—financial sector	122	67	13	41,218
Futures	Financial transactions – own account	Foreign currency	Upon expiration of differences	MAE	4	2	1	6,432,117
Futures	Financial transactions – own account	Foreign currency	Upon expiration of differences	ROFEX	4	2	1	2,164,348
Repo transactions	Financial transactions – own account	Federal Government Bonds	Upon expiration of differences	Residents in Argentina – Financial sector	1	1	1	31,699
Repo transactions	Financial transactions – own account	Other	Upon expiration of differences	Residents in Argentina – Financial sector	1	1	1	2,444,173

TOTAL								12,447,633

CONSOLIDATED BALANCE SHEETS AS OF

MARCH 31, 2014 AND DECEMBER 31, 2013

(Art. 33 of Law No. 19,550)

(Translation of financial statements originally issued in Spanish—See note 18 to the stand-alone Financial Statements)

- Stated in thousands of pesos -

ASSETS:	03-31-2014	12-31-2013
A. CASH AND DUE FROM BANKS:
Cash	2,076,985	2,063,205
Due from banks and correspondents	8,247,999	10,818,576

Argentine Central Bank (BCRA)	8,078,993	10,576,744
Other local	1,082	2,846
Foreign	167,924	238,986

	10,324,984	12,881,781

B. GOVERNMENT AND PRIVATE SECURITIES (Note 7.a):
Holdings booked at fair value	1,572,461	1,982,431
Holdings booked at amortized cost	181,546	164
Instruments issued by the BCRA	7,340,559	1,408,487
Investments in listed private securities	79,781	69,049
Less: Allowances	203	196

	9,174,144	3,459,935

C. LOANS:
To government sector (Exhibit 1)	44,440	40,915
To financial sector (Exhibit 1)	1,525,092	1,871,093

Interfinancial – (Call granted)	64,000	313,500
Other financing to local financial institutions	1,213,633	1,328,346
Interest and listed-price differences accrued and pending collection	247,459	229,247
To non financial private sector and residents abroad (Exhibit 1)	35,890,050	35,278,648

Overdraft	6,837,727	6,552,258
Discounted instruments	5,240,894	5,476,961
Real estate mortgage	1,282,080	1,243,900
Collateral Loans	3,564,894	3,479,820
Consumer	6,047,128	5,998,744
Credit cards	8,002,015	7,429,187
Other	4,416,455	4,647,736
Interest and listed-price differences accrued and pending collection	650,062	582,255
Less: Interest documented together with main obligation	150,755	132,213
Less: Allowances	757,188	722,462

	36,702,394	36,468,194

D. OTHER RECEIVABLES FROM FINANCIAL TRANSACTIONS:
Argentine Central Bank (BCRA)	424,057	624,368
Amounts receivable for spot and forward sales to be settled	2,735,529	260,046
Instruments to be received for spot and forward purchases to be settled	260,130	72,567
Unlisted corporate bonds (Exhibit 1)	13,613	3,401
Non-deliverable forward transactions balances to be settled	41,039	6,744
Other receivables not covered by debtor classification regulations	—,—	4,135
Other receivables covered by debtor classification regulations (Exhibit 1)	232,669	202,274
Less: Allowances	4,006	5,044

	3,703,031	1,168,491

E. RECEIVABLES FROM FINANCIAL LEASES:
Receivables from financial leases (Exhibit 1)	1,792,020	1,778,235
Interest accrued pending collection (Exhibit 1)	24,490	22,040
Less: Allowances	22,840	22,497

	1,793,670	1,777,778

F. INVESTMENTS IN OTHER COMPANIES:
In financial institutions	174,751	152,036
Other (Note 7.b)	66,844	58,621

	241,595	210,657

G. OTHER RECEIVABLES:
Other (Note 7.c)	1,415,688	1,359,404
Other interest accrued and pending collection	782	3,478
Less: Allowances	205,368	297,585

	1,211,102	1,065,297

H. PREMISES AND EQUIPMENT:	727,021	704,995

I. OTHER ASSETS:	752,392	659,997

J. INTANGIBLE ASSETS:
Organization and development expenses	133,817	120,755

	133,817	120,755

K. SUSPENSE ITEMS:	6,864	5,294

L. OTHER SUBSIDIARIES’ ASSETS (Note 7.d):	450	450

TOTAL ASSETS:	64,771,464	58,523,624

(Contd.)

CONSOLIDATED BALANCE SHEETS AS OF

MARCH 31, 2014 AND DECEMBER 31, 2013

(Art. 33 of Law No. 19,550)

(Translation of financial statements originally issued in Spanish—See note 18 to the stand-alone Financial Statements)

-Stated in thousands of pesos-

	03-31-2014	12-31-2013
LIABILITIES:
M. DEPOSITS:
Government sector	2,573,519	2,780,304
Financial sector	27,710	45,961
Non financial private sector and residents abroad	42,266,082	40,933,200

Checking accounts	10,055,400	9,947,241
Savings deposits	11,363,675	11,902,472
Time deposits	19,662,670	17,910,820
Investments accounts	2,677	4,027
Other	875,102	916,985
Interest and listed-price differences accrued payable	306,558	251,655

	44,867,311	43,759,465

N. OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS:
Argentine Central Bank	89,025	93,746

Other	89,025	93,746
Banks and International Institutions	114,558	106,178
Unsubordinated corporate bonds	1,552,979	1,190,761
Amounts payable for spot and forward purchases to be settled	242,095	63,298
Instruments to be delivered for spot and forward sales to be settled	2,789,052	273,672
Financing received from Argentine financial institutions	386,060	426,238

Interfinancial (call borrowed)	16,000	—,—
Other financings from local financial institutions	370,056	426,238
Interest accrued payable	4	—,—
Non-deliverable forward transactions balances to be settled	18,807	47,245
Other (Note 7.e)	2,878,928	2,648,545
Interest and listed–price differences accrued payable	123,116	93,577

	8,194,620	4,943,260

O. OTHER LIABILITIES:
Fees payable	468	189
Other (Note 7.f)	2,260,756	1,752,778

	2,261,224	1,752,967

P. ALLOWANCES:	708,190	709,343

Q. SUSPENSE ITEMS:	29,448	29,677

R. OTHER SUBSIDIARIES’ LIABILITIES (Note 7.g):	337	337

TOTAL LIABILITIES:	56,061,130	51,195,049

S. MINORITY INTEREST IN SUBSIDIARIES (Note 4):	192,036	172,395

STOCKHOLDERS’ EQUITY:	8,518,298	7,156,180

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY:	64,771,464	58,523,624

MEMORANDUM ACCOUNTS

(Translation of financial statements originally issued in Spanish—See note 18 to the stand-alone Financial Statements)

- Stated in thousands of pesos -

	03-31-2014	12-31-2013
DEBIT ACCOUNTS
Contingent
– Guaranties received	12,484,165	12,125,408
– Contra contingent debit accounts	1,500,622	1,290,370

	13,984,787	13,415,778

Control
– Receivables classified as irrecoverable	502,928	432,256
– Other (Note 7.h)	102,488,553	153,384,808
– Contra control debit accounts	1,184,587	1,544,001

	104,176,068	155,361,065

Derivatives
– “Notional” amount of non-deliverable forward transactions	4,111,551	5,414,377
– Interest rate SWAP	1,267,081	1,367,098
– Contra debit derivatives accounts	4,484,914	1,871,743

	9,863,546	8,653,218

For trustee activities
– Funds in trust	6,582	6,582

	6,582	6,582

TOTAL	128,030,983	177,436,643

CREDIT ACCOUNTS
Contingent
– Credit lines granted (unused portion) covered by debtor classification regulations (Exhibit 1)	298,558	453,478
– Guaranties provided to the BCRA	210,413	191,303
– Other guaranties given covered by debtor classification regulations (Exhibit 1)	347,071	287,575
– Other guaranties given non covered by debtor classification regulations	211,088	158,783
– Other covered by debtor classification regulations (Exhibit 1)	433,492	199,231
– Contra contingent credit accounts	12,484,165	12,125,408

	13,984,787	13,415,778

Control
– Items to be credited	1,007,146	1,186,195
– Other	177,441	357,806
– Contra control credit accounts	102,991,481	153,817,064

	104,176,068	155,361,065

Derivatives
– “Notional” amount of non-deliverable forward transactions	4,484,914	1,871,743
– Contra credit derivatives accounts	5,378,632	6,781,475

	9,863,546	8,653,218

For trustee activities
– Contra credit accounts for trustee activities	6,582	6,582

	6,582	6,582

TOTAL	128,030,983	177,436,643

The accompanying notes 1 through to 7 to the consolidated financial statements with subsidiaries and the Exhibit 1 are an integral part of these statements, which in turn are part of the stand-alone Financial Statements of BBVA Banco Francés S.A. and are to be read in conjunction therewith.

CONSOLIDATED STATEMENTS OF INCOME

FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2014 AND 2013

(Art. 33 of Law No. 19,550)

(Translation of financial statements originally issued in Spanish—See note 18 to the stand-alone Financial Statements)

- Stated in thousands of pesos -

	03-31-2014	03-31-2013
A. FINANCIAL INCOME
Interest on cash and due from banks	—,—	54
Interest on loans to the financial sector	97,764	70,638
Interest on overdraft	458,888	260,372
Interest on discounted instruments	299,693	164,617
Interest on real estate mortgage	53,426	35,731
Interest on collateral loans	188,802	129,754
Interest on credit card loans	391,996	198,617
Interest on other loans	647,479	474,708
Interest from other receivables from financial transactions	3,753	9,288
Interest on financial leases	78,533	49,812
Income from secured loans—Decree 1387/01	4,145	2,200
Net income from government and private securities	406,762	177,154
Indexation by CER	95,549	38,809
Gold and foreign currency exchange difference	585,263	55,771
Other	527,269	74,689

	3,839,322	1,742,214

B. FINANCIAL EXPENSE
Interest on savings deposits	4,450	3,154
Interest on time deposits	999,850	461,108
Interest on interfinancial financing (call borrowed)	4,004	382
Interest on other financing from financial institutions	25,453	17,908
Interest on other liabilities from financial transactions	98,602	34,610
Other interest	2,199	1,415
Indexation by CER	69	35
Contribution to the deposit guaranty fund	18,857	14,661
Other	236,950	104,896

	1,390,434	638,169

GROSS INTERMEDIATION MARGIN – GAIN	2,448,888	1,104,045

C. ALLOWANCES FOR LOAN LOSSES	118,744	94,100

D. SERVICE CHARGE INCOME
Related to lending transactions	435,702	296,121
Related to liability transactions	341,444	255,521
Other commissions	39,289	28,027
Other (Note 7.i)	207,980	173,391

	1,024,415	753,060

E. SERVICE CHARGE EXPENSE
Commissions	193,554	137,188
Other (Note 7.j)	102,100	71,198

	295,654	208,386

(Contd.)

CONSOLIDATED STATEMENTS OF INCOME

FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2014 AND 2013

(Art. 33 of Law No. 19,550)

(Translation of financial statements originally issued in Spanish—See note 18 to the stand-alone Financial Statements)

- Stated in thousands of pesos -

	03-31-2014	03-31-2013
F. ADMINISTRATIVE EXPENSES
Payroll expenses	686,017	526,385
Fees to Bank Directors and Supervisory Committee	1,463	1,058
Other professional fees	17,705	14,112
Advertising and publicity	49,741	46,867
Taxes	107,979	76,449
Fixed assets depreciation	30,403	22,701
Organizational expenses amortization	13,223	11,273
Other operating expenses	175,022	124,811
Other	138,570	96,502

	1,220,123	920,158

NET GAIN FROM FINANCIAL TRANSACTIONS	1,838,782	634,461

RESULTS OF MINORITY INTEREST IN SUBSIDIARIES	(19,638)	(11,697)

G. OTHER INCOME
Income from long-term investments	30,588	14,802
Punitive interests	4,898	2,863
Loans recovered and reversals of allowances	152,883	22,568
Other (Note 7.k)	49,913	83,534

	238,282	123,767

H. OTHER EXPENSE
Punitive interests and charges paid to BCRA	6	9
Charge for uncollectibility of other receivables and other allowances	32,298	96,827
Amortization of difference arising from judicial resolutions	3,178	13,357
Depreciation and losses from miscellaneous assets	79	76
Other (Note 7.l)	129,056	11,285

	164,617	121,554

NET GAIN BEFORE INCOME TAX AND TAX ON MINIMUM PRESUMED INCOME	1,892,809	624,977

I. INCOME TAX AND TAX ON MINIMUM PRESUMED INCOME	530,691	280,825

NET INCOME FOR THE PERIOD	1,362,118	344,152

The accompanying notes 1 through 7 to the consolidated financial statements with subsidiaries and the Exhibit 1 are an integral part of these statements, which in turn are part of the stand-alone Financial Statements of BBVA Banco Francés S.A. and are to be read in conjunction therewith.

CONSOLIDATED STATEMENTS OF CASH AND CASH EQUIVALENTS FLOW

FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2014 AND 2013

(ART. 33 OF LAW No. 19,550)

(Translation of financial statements originally issued in Spanish—See note 18 to the stand-alone Financial Statements)

- Stated in thousands of pesos -

	03-31-2014	03-31-2013
CHANGES IN CASH AND CASH EQUIVALENTS
Cash and cash equivalents at the beginning of the fiscal year	13,603,620 (1)	9,048,450 (1)
Cash and cash equivalents at the end of the period	11,024,601 (1)	8,064,658 (1)

Net decrease in cash and cash equivalents	(2,579,019)	(983,792)

REASONS FOR CHANGES IN CASH AND CASH EQUIVALENTS
Operating activities
Net collections/ (payments) from:
- Government and private securities	(5,162,555)	(57,216)
- Loans	2,909,863	46,436

to financial sector	198,213	113,314
to non-financial public sector	(16)	(2,600)
to non-financial private sector and residents abroad	2,711,666	(64,278)
- Other receivables from financial transactions	143,340	(52,129)
- Receivables from financial leases	(15,892)	(100,904)
- Deposits	(154,477)	211,226

to financial sector	(18,251)	9,313
to non-financial public sector	(210,577)	(160,756)
to non-financial private sector and residents abroad	74,351	362,669
- Other liabilities from financial transactions	248,236	(261,299)

Financing from financial or interfinancial sector (call borrowed)	16,000	(13,500)
Others (except liabilities included in Financing Activities)	232,236	(247,799)
Collections related to service charge income	1,013,334	753,625
Payments related to service charge expense	(294,814)	(203,167)
Administrative expenses paid	(1,181,888)	(845,215)
Organizational and development expenses paid	(4,126)	(8,246)
Net collections from punitive interest	4,374	2,500
Differences from judicial resolutions paid	(3,178)	(3,734)
Collections of dividends from other companies	48	2,083
Other collections related to other income and expenses	(17,748)	101,786

Net cash flows used in operating activities	(2,515,483)	(414,254)

Investment activities
Net payments from premises and equipment	(3,104)	(4,330)
Net payments from other assets	(141,799)	(8,599)
Other payments from investment activities	(207,945)	(139,802)

Net cash flows used in investment activities	(352,848)	(152,731)

Financing activities
Net collections / (payments) from:
- Unsubordinated corporate bonds	362,218	(116,026)
- Argentine Central Bank	(4,687)	1,159

Other	(4,687)	1,159
- Banks and international agencies	8,380	(208,689)
- Financing received from local financial institutions	(56,182)	84,022
Other payments from financing activities	(20,417)	(177,327)

Net cash flows provided by / (used in) financing activities	289,312	(416,861)

Financial results and results from holdings of cash and cash equivalents (including interest)	—,—	54

Net decrease in cash and cash equivalents	(2,579,019)	(983,792)

(1)	See note 6 “Statement of cash and cash equivalents flow”.

The accompanying notes 1 through to 7 to the consolidated financial statements with subsidiaries and the Exhibit 1 are an integral part of these statements, which in turn are part of the stand-alone Financial Statements of BBVA Banco Francés S.A. and are to be read in conjunction therewith.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

WITH SUBSIDIARIES AS OF MARCH 31, 2014, PRESENTED IN COMPARATIVE FORM WITH

THE BALANCE SHEET AS OF DECEMBER 31, 2013, AND THE STATEMENTS OF INCOME

AND CASH AND CASH EQUIVALENTS FLOW AS OF MARCH 31, 2013

(Art. 33 of Law No. 19,550)

(Translation of financial statements originally issued in Spanish—See note 18 to the stand-alone Financial Statements)

- Stated in thousands of pesos -

1.	SIGNIFICANT ACCOUNTING POLICIES AND SUBSIDIARIES

General rule

In accordance with the procedures set forth in BCRA’s regulations and Technical Pronouncement No. 21 of the Argentine Federation of Professional Councils in Economic Sciences, BBVA Banco Francés S.A. (hereinafter indistinctly referred to as either “BBVA Francés” or the “Bank”) has consolidated—line by line – its balance sheets as of March 31, 2014 and the end of the previous fiscal year, and the statements of income and cash and cash equivalents flow for the three month periods ended March 31, 2014 and 2013, as per the following detail:

–	As of March 31, 2014:

a)	With the financial statements of BBVA Francés Valores S.A., PSA Finance Argentina Cía. Financiera S.A. and BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión for the three month periods ended March 31, 2014 and 2013.

b)	With the financial statements of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings) for the nine month periods ended March 31, 2014 and 2013.

–	As of December 31, 2013:

c)	With the financial statements of BBVA Francés Valores S.A., PSA Finance Argentina Cía. Financiera S.A. and BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión for the fiscal year ended December 31, 2013.

d)	With the financial statements of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings) for the six month period ended December 31, 2013.

The results and cash and cash equivalents flow of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings) have been adjusted for purposes of comparison of the fiscal years of companies consolidating on the basis of a three month period ended on March 31, 2014 and 2013.

Interests in subsidiaries as of March 31, 2014 and the end of the previous fiscal year are listed below:

	Shares			Interest percentage in
	Type	Quantity		Total Capital		Possible Votes
Companies		03-31-2014	12-31-2013	03-31-2014	12-31-2013	03-31-2014	12-31-2013
BBVA Francés Valores S.A.	Common	12,396	12,396	96.9953	96.9953	96.9953	96.9953
Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings)	Common	35,425,947	35,425,947	53.8892	53.8892	53.8892	53.8892
PSA Finance Argentina Cía Financiera S.A.	Common	26,089	26,089	50.0000	50.0000	50.0000	50.0000
BBVA Francés Asset Management S.A.
Sociedad Gerente de Fondos Comunes de Inversión	Common	230,398	230,398	95.0000	95.0000	95.0000	95.0000

Total assets, liabilities and stockholders’ equity in accordance with the criteria defined in note 2 below, as of March 31, 2014 and the end of the previous fiscal year and net income balances for the three month periods ended March 31, 2014 and 2013, are listed below:

	Assets		Liabilities		Stockholders’ Equity		Net income/ gain-(loss)
Companies	03-31-2014	12-31-2013	03-31-2014	12-31-2013	03-31-2014	12-31-2013	03-31-2014	03-31-2013
BBVA Francés Valores S.A.	24,909	25,477	3,812	6,960	21,097	18,517	2,580	461
Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings)	88,846	97,950	75,991	82,600	12,855	15,350	(2,495)	(1,690)
PSA Finance Argentina Cía Financiera S.A.	2,737,010	2,692,580	2,366,376	2,363,276	370,634	329,304	41,330	24,914
BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión	129,722	80,684	25,693	8,088	104,029	72,596	31,432	3,816

2.	VALUATION METHODS

The financial statements of the subsidiaries have been prepared based on similar methods to those applied by the Bank for preparing its own financial statements, in connection with assets and liabilities valuation, income measurement and restatement procedure as explained in note 2 to the stand-alone financial statements of the Bank. The following are the main differences with the professional accounting standards:

Arising from the application of the accounting standards laid down by BCRA and the professional accounting standards in force in Argentina:

•	The commissions paid by PSA Finance Argentina Cía. Financiera S.A. to dealers for granting financing to companies and to the public in general in connection with purchases and sales of automobiles, which in accordance with the rules established by the BCRA are charged to the Income Statement, should be accrued throughout the duration of the loans generated by said dealers in accordance with currently applicable professional accounting standards. Had this criterion been applied, shareholders’ equity would have been increased by 10,594 and 11,146 as of March 31, 2014 and the end of the previous fiscal year, respectively.

•	The Bank has not made disclosures required by professional accounting standards in force in Argentina on discontinued operations or discontinuation in relation to the process of liquidating its subsidiary Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings)

3.	REFORM OF THE INTEGRATED RETIREMENT AND PENSION SYSTEM

Law No. 26,425- Dissolution and liquidation of Consolidar A.F.J.P. S.A.:

Law No. 26,425, which came into force on December 4, 2008, mandated that the capitalization system that used to be an integral part of the Integrated Retirement and Pension System was to be suppressed and replaced by a single pay-as-you-go system that is now known as the Argentine Integrated Social Security System (SIPA). As a consequence, Consolidar A.F.J.P. S.A. ceased to manage the funds held in the individual capitalization accounts opened by the members and beneficiaries of the Integrated Retirement and Pension System. Said funds were transferred to the Fund to Guarantee the Sustainability of the State-run Social Security System exactly as they had been invested and it is now the Argentine Social Security Authority (ANSES) the only and sole holder of said assets and funds.

Besides, on October 29, 2009, ANSES issued its Resolution No. 290/2009 whereby it granted a term of 30 working days to the pension fund managers that could be interested in re-converting their corporate purpose in order to manage the funds held as voluntary term deposits and as agreed-upon deposits in capitalization accounts for them to express their decision to do so.

Given the above situation and the inability of Consolidar A.F.J.P. S.A. to attain the corporate purpose and conduct the business for which it had been formed, on December 28, 2009, its Extraordinary General

Unanimous Shareholders’ Meeting adopted the resolution to dissolve and subsequently liquidate Consolidar A.F.J.P. S.A. effective as of December 31, 2009 on the understanding that such will be the best alternative to safeguard the interests of both the creditors and the shareholders of the Company. In addition, as set forth in the Argentine Companies Law, the Shareholders’ Meeting decided to appoint Accountant Mr. Gabriel Orden and Mr. Rubén Lamandia to act as liquidators of Consolidar A.F.J.P. S.A. As of December 31, 2009 these gentlemen have been designated as the Company’s legal representatives. As of the date of issuance of these financial statements, they are moving forward with all the actions necessary to proceed with the liquidation of Consolidar A.F.J.P. S.A.

On January 28, 2010, the dissolution of Consolidar A.F.J.P. S.A. as well as the list of designated liquidators were registered with the Supervisory Board of Companies (IGJ)

In addition, the Extraordinary General Shareholders’ Meeting of Consolidar A.F.J.P. S.A. approved a voluntary reduction in capital stock for 75,000 on October 19, 2009. In turn, the IGJ conferred its approval to the capital reduction mentioned on January 11, 2010. In this respect, on January 19, 2010 the shareholders were transferred their capital contributions in conformity with the above-mentioned reduction.

BBVA Francés, in its capacity as shareholder requested that Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings) should file a note with the Argentine Ministry of Economy and Public Finance and with the Argentine Social Security Authority to commence discussions within the framework of Law No. 26,425 in order to identify one or more resolution alternatives in connection with the consequences resulting from the events caused by the enactment of that Law. This note was filed by Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings) on June 11, 2010.

On December 7, 2010, Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings) filed an action for damages against the National State and the Ministry of Labor, Employment and Social Security with the court of original Federal Jurisdiction over Contentious Administrative Matters No. 4, Clerk of Court’s Office No. 7, case file No. 40,437/2010. The complaint was ratified by BBVA Francés in its capacity as majority shareholder in that Company. On July 15, 2011, Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings) and BBVA Francés filed with the same court an enhanced complaint for determining the amounts claimed as damages. On March 9, 2012, the Court ordered the service of process on the National State. On November 23, 2012, the Court handed down a resolution demanding the production of evidence within a term of forty days. On May 13, 2013, the Court hearing in the case ordered that evidence be produced. The Company is providing depositions, documentary evidence and expert witnesses’ reports. On May 28, 2013, the Company furnished the Court with the briefs and depositions of its witnesses.

4.	MINORITY INTEREST IN SUBSIDIARIES

The breakdown of balances in the “Minority interest in subsidiaries” account is as follows:

	03-31-2014	12-31-2013
Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings)	5,928	7,078
BBVA Francés Valores S.A.	634	557
PSA Finance Argentina Cía Financiera S.A.	185,317	164,652
BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión	157	108

Total	192,036	172,395

5.	RESTRICTIONS ON ASSETS

a)	BBVA Francés Valores S.A. holds two shares of Mercado de Valores de Buenos Aires S.A, booked in the amount of 10,300 as of March 31, 2014 and the end of the previous fiscal year. These shares have been pledged in favor of “CHUBB Argentina de Seguros S.A.” in security of the contract this insurance company executed with Mercado de Valores de Buenos Aires S.A. to cover the latter’s guaranteeing any noncompliance of the company with their obligations.

b)	See note 7 to the stand-alone financial statements of the Bank.

6.	STATEMENT OF CASH AND CASH EQUIVALENTS FLOW

The Statements of Cash and cash equivalents flow explains the changes in cash and cash equivalents. For such purpose, a detail is supplied of the items that the Bank considers to be cash and cash equivalents:

	03-31-2014	12-31-2013	03-31-2013	12-31-2012
a) Cash and due from banks	10,322,833	12,880,744	7,575,585	8,613,997
b) Goverment securities	260,768	115,876	117,073	102,453
c) Loans to financial sectors, call granted maturity date less than three months as from the end of the period or fiscal year	441,000	607,000	372,000	332,000

CASH AND CASH EQUIVALENTS	11,024,601	13,603,620	8,064,658	9,048,450

Items b) and c) are considered to be cash equivalents because they are held in order to meet short-term commitments, they are easily convertible in known cash amounts, they are subject to negligible changes in value and their maturity is less than three months as from the end of each period or fiscal year date.

7.	BREAKDOWN OF MAIN ITEMS

The detail of the main items included in financial statements is as follows:

	03-31-2014	12-31-2013
a) GOVERNMENT AND PRIVATE SECURITIES
* Holdings booked at fair value
Secured Bonds due in 2020	1,197,922	891,894
Argentine Bond of Saving towards economic development	130,559	121,110
Peso-denominated Discount governed by Argentine Law maturing in 2033	112,887	80,980
Consolidation Bonds – sixth series	46,783	31,040
Par Securities denominated in US Dollars and governed by Argentine Law	42,100	42,300
Secured Bonds due in 2018	33,212	89,114
Federal Government Bonds in US dollars 7% 2017	7,094	708,180
Federal Government Bonds in Pesos Badlar + 275 bp due in 2014	—,—	12,317
Other	1,904	5,496

Total	1,572,461	1,982,431

	03-31-2014	12-31-2013
* Holdings booked at amortized cost
Federal Government Bonds in Pesos Badlar + 200 pb due 2017	181,382	—,—
Other	164	164

Total	181,546	164

* Instruments issued by the BCRA
BCRA Bills (LEBAC)	5,894,929	1,273,092
BCRA Notes (NOBAC)	1,445,630	135,395

Total	7,340,559	1,408,487

* Investments in listed private securities
FBA Ahorro Pesos Investment Fund	68,746	64,525
FBA Renta Pesos Investment Fund	10,043	—,—
FBA Acciones Globales Investment Fund	135	3,849
Other	857	675

Total	79,781	69,049

- Allowances	(203)	(196)

Total	9,174,144	3,459,935

b) INVESTMENTS IN OTHER COMPANIES – Other
In companies-supplementary activities	33,882	29,319
In other companies—unlisted	32,962	29,302

Total	66,844	58,621

	03-31-2014	12-31-2013
c) OTHER RECEIVABLES – Other
Prepayments	403,463	309,925
Guarantee deposits	329,894	309,390
Miscellaneous receivables	309,419	284,581
Loans to personnel	191,274	189,700
Tax prepayments	163,841	258,899
Other	17,797	6,909

Total	1,415,688	1,359,404

d) OTHER SUBSIDIARIES’ ASSETS
Other related to pension fund management business	450	450

Total	450	450

e) OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS—Other
Accounts payable for consumption	1,397,673	1,193,215
Other withholdings and collections at source	459,423	457,246
Collections and other operations for the account of third parties	428,780	342,912
Money orders payable	237,928	327,967
Fees collected in advance	110,703	105,860
Pending Banelco debit transactions	93,485	120,570
Social security payment orders pending settlement	70,771	6,484
Loans received from Fondo Tecnológico Argentina (FONTAR) and Banco de Inversión y Comercio Exterior (BICE)	48,077	46,882
Loans received from Interamerican Development Bank (IDB)	2,511	3,229
Other	29,577	44,180

Total	2,878,928	2,648,545

f) OTHER LIABILITIES – Other
Accrued taxes	997,905	674,707
Miscellaneous payables	694,849	509,472
Accrued salaries and payroll taxes	392,622	398,013
Amounts collected in advance	175,079	169,278
Other	301	1,308

Total	2,260,756	1,752,778

g) OTHER SUBSIDIARIES’ LIABILITIES
Other related pension fund management business	337	337

Total	337	337

	03-31-2014	12-31-2013
h) MEMORANDUM ACCOUNTS – DEBIT – CONTROL – Other
Securities representative of investment in custody safekeeping on behalf of the Guarantee Fund for the Sustainability of the Pay-as-you-go System managed by the Argentine Republic	63,583,081	121,633,179
Items in safekeeping	33,345,419	26,289,843
Checks not yet credited	3,282,869	3,347,400
Collections items	833,372	686,371
Checks drawn on the Bank pending clearing	579,323	602,976
Cash in custody on behalf of the BCRA	192,235	52,144
Other	672,254	772,895

Total	102,488,553	153,384,808

	03-31-2014	03-31-2013
i) SERVICE CHARGE INCOME—Other
Commissions for hiring of insurances	111,452	75,405
Rental of safe-deposit boxes	34,484	24,439
Commissions on debit and credit cards	12,586	8,917
Commissions for loans and guaranties	10,022	35,945
Commissions for transportations of values	6,609	5,044
Commissions for escrow	5,922	6,220
Commissions for capital market transactions	4,080	2,173
Commissions for salary payment	2,500	2,217
Commissions for trust management	341	238
Other	19,984	12,793

Total	207,980	173,391

j) SERVICE CHARGE EXPENSE—Other
Turn-over tax	75,572	54,592
Insurance paid on lease transactions	23,609	10,750
Other	2,919	5,856

Total	102,100	71,198

k) OTHER INCOME – Other
Income from the Credit Card Guarantee Fund	19,192	2,623
Interest on loans to personnel	7,633	6,986
Related parties expenses recovery	282	4,669
Deferred income tax (1)	—,—	65,100
Other	22,806	4,156

Total	49,913	83,534

(1)	As of March 31, 2013, offset by a charge for the same amount in the line Charge for uncollectibility of other receivables and other allowances under the caption Other expense item.

	03-31-2014	03-31-2013
l) OTHER EXPENSE – Other
Deferred income tax (2)	108,800	—,—
Insurance losses	3,044	2,666
Turn-over tax	2,772	1,690
Private health insurance for former employees	2,426	1,988
Donations	1,999	1,010
Other	10,015	3,931

Total	129,056	11,285

(2)	Offset with a charge for the same amount in “Loans recovered and reversals of allowances” account, under Other income item.

EXHIBIT 1

CONSOLIDATED CLASSIFICATION OF FINANCING FACILITIES BY

CATEGORIES AND GUARANTIES RECEIVED

AS OF MARCH 31, 2014 AND DECEMBER 31, 2013

(Translation of financial statements originally issued in Spanish—See note 18 to the stand-alone Financial Statements)

-Stated in thousands of pesos-

	03-31-2014	12-31-2013
COMMERCIAL PORTFOLIO
Normal performance	20,186,319	20,260,306

Preferred collaterals and counter guaranties “A”	803,952	779,621
Other collaterals and counter guaranties “B”	672,664	595,147
Without senior security or counter guaranties	18,709,703	18,885,538
With special follow-up	4,023	19,473

Under observation	—,—	15,428

Without senior security or counter guaranties	—,—	15,428

Negotiations for recovery or re-financing agreements underway	4,023	4,045
Preferred collaterals and counter guaranties “B”	824	786
Without senior security or counter guaranties	3,199	3,259
Non-performing	14,214	2,717

Without senior security or counter guaranties	14,214	2,717
With high risk of uncollectibility	28,104	27,632

Other collaterals and counter guaranties “B”	338	338
Without senior security or counter guaranties	27,766	27,294
Uncollectible	—,—	10,035

Without senior security or counter guaranties	—,—	10,035

Total	20,232,660	20,320,163

EXHIBIT 1

(Contd.)

CONSOLIDATED CLASSIFICATION OF FINANCING FACILITIES BY

CATEGORIES AND GUARANTIES RECEIVED

AS OF MARCH 31, 2014 AND DECEMBER 31, 2013

(Translation of financial statements originally issued in Spanish—See note 18 to the stand-alone Financial Statements)

-Stated in thousands of pesos-

	03-31-2014	12-31-2013
CONSUMER AND HOUSING PORTFOLIO
Normal performance	19,778,682	19,339,695

Preferred collaterals and counter guaranties “A”	21,652	20,369
Other collaterals and counter guaranties “B”	3,896,202	3,821,776
Without senior security or counter guaranties	15,860,828	15,497,550
Low risk	297,607	222,672

Preferred collaterals and counter guaranties “A”	224	—,—
Other collaterals and counter guaranties “B”	79,082	64,575
Without senior security or counter guaranties	218,301	158,097
Medium risk	168,851	140,262

Other collaterals and counter guaranties “B”	23,700	19,317
Without senior security or counter guaranties	145,151	120,945
High risk	96,689	82,219

Other collaterals and counter guaranties “B”	31,266	27,635
Without senior security or counter guaranties	65,423	54,584
Uncollectible	26,895	31,742

Other collaterals and counter guaranties “B”	15,543	21,254
Without senior security or counter guaranties	11,352	10,488
Uncollectible, classified as such under regulatory requirements	111	137

Other collaterals and counter guaranties “B”	24	37
Without senior security or counter guaranties	87	100

Total	20,368,835	19,816,727

General Total (1)	40,601,495	40,136,890

(1)	Items included: Loans (before allowances); Other receivables from financial transactions: Unlisted corporate bonds and Other receivables covered by debtor classification regulations; Receivables from financial leases (before allowances); Memorandum accounts – Credit – Contingent: Credit lines granted (unused portion) covered by debtor classification regulations, Other guaranties given covered by debtor classification regulations and Other covered by debtor classification regulations.

INFORMATIVE SUMMARY OF ACTIVITY FOR THE THREE MONTH PERIOD

ENDED ON MARCH 31, 2014

(Consolidated amounts – Stated in thousand Pesos)

BBVA Francés provides universal banking and has presence in the three market segments: corporate, small and medium enterprises and retail. The Bank has vast market experience and provides best-in-class products and services through various customer service channels. Its strength, commitment and flexibility made BBVA Francés the bank of its current costumers’ choice, gaining new customers day by day, making BBVA Francés one of the top banks in the Argentine financial system.

To do as much, BBVA Francés has a wide network of branches throughout the country that specializes in serving the Bank’s retail customers, small and medium enterprises, corporate and institutional clients. And to supplement its the distribution network, the Bank has 13 on-site banks, 2 points of sales, 657 ATMs and 732 Inquiry Display Terminal.

In terms of activity, the Bank’s portfolio of loans to the private sector totaled 36,657,954 as of March 31, 2014, which points to an 22.6% growth rate in the last twelve months of the year whilst, compared to the previous quarter, it remained at a similar level.

In the retail segment, BBVA Francés continued to deploy actions geared towards strengthening its position in the credit card market consisting in offerings of significant discounts and promotions.

Credit cards performed outstandingly, with 63.7% growth in the past twelve months and 7.7% growth in the quarter. Pledge loans, in turn, also continued to be on the rise and they were strengthened thanks to the broad offering of products that provide benefits at the associated car dealerships. This comes on top of the car loans offered through the financial companies structured with Renault and Peugeot.

Understanding the specific needs of its Institutional and Agribusiness customers, BBVA Francés in the corporate and small and medium enterprises segment was present at the 2014 edition of Argentina’s largest agribusiness trade fair. In BBVA Francés’s exclusive booth, the various financing tools available for the segment were offered and the new development consisting in the creation of an area solely devoted to the industry was introduced, in addition to the Agro LANPASS credit card that grants the benefit of mileage to be exchanged for airfare to travel all over the world.

BBVA Francés continues to sponsor Argentina’s two biggest soccer clubs, Boca Juniors and River Plate: this allows the Bank to accompany its customers in one of Argentina’s great passions. In January, the second edition of the BBVA Francés Cup was played in the city of Córdoba in a match between Boca and River. In addition, the Bank launched special promotions so that those customers who have “Xeneize” and “River Plate” cards could win tickets and jerseys from both clubs and participate in the special actions undertaken during the Cup.

The Bank maintains outstanding portfolio quality indicators in an environment that has already sent out signs of deterioration. The portfolio quality ratio (Non performing loans/Total loans) was 0.82%, with a coverage level (Total loan losses allowance/Non performing loans) that was 234.1% as of March 31, 2014.

As concerns exposure to the public sector, as of March 31, 2014, the portfolio of Government securities, net of repurchase agreements, totaled 1,722,144 and represented 2.7% of the Bank’s Total assets. Besides, the instruments issued by the Argentine Central Bank, net of repurchase agreements, totaled 4,896,386 as of that date: since they are short-term, they are used in order to allocate liquidity.

As regards total clients’ resources, they totaled 44,867,311, indicative of 28.3% growth in the last twelve months. In the same period, term deposits grew by 42.2% whilst sight deposits grew by 16.7%. Whilst total deposits in the quarter grew by 2.5% with term deposits increasing by 9.8% whilst transactional balances dropped slightly by 2%.

On February 11, 2014, the Entity issued Classes 8 and 9 of its Corporate Bonds, which were fully subscribed and paid in for an amount of 258,880 for an 18-month term and for 145,116 for a 36-month term, respectively.

Corporate bonds were also issued by PSA Finance during the year, and there were some that fell due as well. As of March 31, 2014 the principal balance (plus accrued interest) amounts to 554,044.

The proceeds from all of the series issued by PSA Finance were used to grant loans for the acquisition of cars.

BBVA Francés maintains sufficient levels of liquidity and solvency. As of March 31, 2014, liquid assets (Cash and cash equivalents plus Government and Private securities) represented 43.5% of the Bank’s deposits. Besides, the capital ratio was at 20.5% of risk-weighted assets. The Bank surpassed capital minimum requirements by 3,632,561.

As of March 31, 2014, BBVA Francés reached out a net income of 1,362,118.

As of March 31, 2014 the Financial income—net totaled 2,448,888, which points to 121.8% growth compared to the same period of 2013. The reasons for such growth are to be found, above all, in the increase in intermediation with the private sector and the increase in prices and also in the major increase in the line Foreign exchange gains and other, which includes forward transactions in foreign currency. In addition, the portfolio of Government securities posted significant gains in the period. The increase in the quarter was 53.2% as a result of the appreciation in the exchange rate occurred in the period and the gains generated by the portfolio of Government securities.

Income from services – net totaled 728,761, which points to 33.8% compared to the amount of the first quarter of 2013, whilst, compared to the previous quarter, the increase was 9.2%. These increases were mainly driven by credit card consumptions and increases in activities recorded in deposit accounts, as well as in the commissions provided by PSA Finance. Whilst expenses from services reflect an increase in the fees paid associated to promotions with debit and credit cards.

Administrative expenses, again, recorded a balance of 1,220,123 at the end of March 2014, growing by 32.6% compared to the same period of the prior year and 22.5% in the quarter. The increase in personnel expenses registers the salary raises agreed with the working union as well as with an increase in payroll, whilst overhead expenses reflect the impact of the increase in the level of activity and the adjustment in general prices.

It is important to highlight that BBVA Francés maintains its objective consisting in reinforcing its expense containment policy.

Outlook

In line with its strategic plan, BBVA Francés started the year 2014 with a compelling goal: to turn into a different bank. The axes of the strategy are:

•	Segmented, specialized management in order to go in-depth into customer knowledge to design value offerings apt to meet their needs.

•	An expansion in the distribution network through the increase in the number of offices and new models based on market requirements, adding more and modern ATMs and endorsing digital channels which will play a major role in banking in the years to come.

•	Continue with the transformation plan streamlining processes and rendering them safer and more reliable through digitalization and automation.

To this end, last summer the Entity opened a further four new VIP areas: two in the City of Neuquén, one in the Catalinas branch in the City of Buenos Aires and another at the Comodoro Rivadavia branch in the Province of Chubut, making a statement of how important it is to us to continue to strengthen the management model and our relationship to high value customers.

The first months of 2014 posed a major challenge: credit growth slowed down both in consumer financing and in commercial loans. Against this backdrop, BBVA Francés will continue to work in order to offer each type of customer a value offering tailored to their needs both in financial and in non-financial services, with an eye to making a difference in the market and improving the quality of the services rendered to customers.

CONSOLIDATED BALANCE SHEET STRUCTURE COMPARED TO THE SAME PERIODS IN PRIOR FISCAL YEARS

(Stated in thousands of pesos)

	03-31-2014	03-31-2013	03-31-2012	03-31-2011	03-31-2010
Total Assets	64,771,464	46,140,571	39,787,328	35,468,139	26,916,935
Total Liabilities	56,061,130	40,534,806	35,589,254	32,220,623	23,621,773
Minority Interest in subsidiaries	192,036	129,677	89,299	197,250	216,657
Stockholders´Equity	8,518,298	5,476,088	4,108,775	3,050,266	3,078,505
Total Liabilities + Minority Interest + Stockholders´Equity	64,771,464	46,140,571	39,787,328	35,468,139	26,916,935

CONSOLIDATED STATEMENT OF INCOME STRUCTURE COMPARED TO THE SAME PERIODS IN PRIOR FISCAL YEARS

(Stated in thousands of pesos)

	03-31-2014	03-31-2013	03-31-2012	03-31-2011	03-31-2010
Financial income	2,448,888	1,104,045	781,916	653,263	604,925
Allowances for loan losses	(118,744)	(94,100)	(58,881)	(41,576)	(30,706)
Income from services	728,761	544,674	417,191	303,762	263,415
Administrative expenses	(1,220,123)	(920,158)	(692,538)	(551,165)	(486,443)

Net gain from financial transactions	1,838,782	634,461	447,688	364,284	351,191
Miscellaneous income and expenses – net	73,665	2,213	55,595	(68,523)	(100,082)
Results of minority interest in subsidiaries	(19,638)	(11,697)	(7,189)	(18,057)	(3,475)
Income tax	(530,691)	(280,825)	(255,576)	(82,222)	(87,960)

Net income for the period	1,362,118	344,152	240,518	195,482	159,674

CONSOLIDATED CASH FLOWS STRUCTURE COMPARED TO THE SAME PERIODS IN PRIOR FISCAL YEARS

(Stated in thousands of pesos)

	03-31-2014	03-31-2013	03-31-2012	03-31-2011	03-31-2010
Net cash flow (used in) / provided by operating activities	(2,515,483)	(414,254)	388,312	428,934	514,265
Net cash flow used in investment activities	(352,848)	(152,731)	(38,724)	(72,843)	(70,154)
Net cash flow provided by / (used in) financing activities	289,312	(416,861)	(57,535)	(30,334)	(86,745)
Financial results and results from holdings of cash and cash equivalents (including interest)	—,—	54	—,—	—,—	9

Total cash (used) / provided during the period	(2,579,019)	(983,792)	292,053	325,757	357,375

STATISTICAL DETAILS COMPARED TO THE SAME PERIODS IN PRIOR FISCAL YEARS

	03-31-2014/13	03-31-2013/12	03-31-2012/11	03-31-2011/10	03-31-2010/09
Total Loans	22.74%	28.70%	29.58%	49.13%	5.41%
Total Deposits	28.29%	17.69%	23.63%	29.52%	(3.67%)
Net Income	295.79%	43.09%	23.04%	22.43%	85.94%
Stockholders’Equity	55.55%	33.28%	34.70%	(0.92%)	45.39%

RATIOS COMPARED TO THE SAME PERIODS IN PRIOR FISCAL YEARS

	03-31-2014	03-31-2013	03-31-2012	03-31-2011	03-31-2010
Solvency (1)	15.14%	13.47%	11.52%	9.41%	12.91%
Liquidity (2)	43.46%	34.10%	42.06%	58.99%	67.84%
Tied-up capital (3)	2.49%	1.64%	1.66%	1.77%	2.23%
Indebtedness (4)	6.60	7.43	8.68	10.63	7.74

(1)	Total Shareholders’ equity/Liabilities (including minority interests)
(2)	Sum of Cash and cash equivalents and Government and Private securities/Deposits
(3)	Sum of Premises and equipment, other assets and Intangible assets/Assets
(4)	Total Liabilities (including minority interests)/Shareholders’ equity

INDEPENDENT AUDITORS’ LIMITED REVIEW REPORT

To the President and the Board of Directors of

BBVA BANCO FRANCÉS S.A.

Reconquista 199

City of Buenos Aires

1.	Identification of the financial statements subject to our review

We have reviewed:

a)	the accompanying interim financial statements of BBVA BANCO FRANCÉS S.A. (“BBVA Francés” or the “Bank”), which comprise the balance sheet as of March 31, 2014 and the statement of income, statement of changes in stockholders´ equity and cash and cash equivalents flow for the three-month period then ended, with their notes 1 to 18 (notes 2 and 4 describe a summary of significant accounting policies), and supplemental Exhibits “A” through “L”, “N” and “O”; and

b)	the accompanying consolidated financial statements of BBVA Francés and its subsidiaries (listed in note 1 to the consolidated financial statements), which comprise the consolidated balance sheet as of March 31, 2014 and the consolidated statement of income and the consolidated cash and cash equivalents flow for the three-month period then ended, with their notes 1 to 7 (note 2 describe a summary of significant accounting policies) and the supplemental Exhibit 1.

The interim financial statements and certain related supplemental information detailed in paragraphs a) and b) above, are presented for comparative purposes with the financial statements (both stand-alone and the consolidated financial statements) and supplemental information for the year ended December 31, 2013 and for the three-month period ended March 31, 2013.

The Bank is responsible for the preparation and fair presentation of such financial statements in conformity with applicable accounting standards. It is also responsible for the existence of internal control considered necessary to enable the presentation of financial statements free from material misstatement, whether due to errors or omissions or to irregularities. Our responsibility is to issue a limited review report on such interim financial statements, based on our limited review performed in accordance with the scope described in caption 2 of this report.

2.	Scope of our review

Our review was conducted in accordance with standards set forth by Technical Pronouncement N° 7 of the Argentine Federation of Professional Councils in Economic Sciences and the “Minimum Standards applicable for External Audits” established by the Argentine Central Bank (B.C.R.A.) for the limited reviews of interim financial statements. These standards determine a scope which is substantially less than the application of all auditing procedures necessary to be able to issue an audit opinion on financial statements taken as a whole. Accordingly, we do not express an opinion on the financial position of the Bank as of March 31, 2014, on the results of its operations, the changes in its stockholders´equity and its cash and cash equivalents flow for the three-month period then ended.

3.	Explanatory paragraph

The interim stand-alone and consolidated financial statements referred to in paragraphs a) and b) of caption 1 of this report have been prepared by the Bank in accordance with the accounting standards established by the B.C.R.A., which differ from the Argentine professional accounting standards concerning the matters indicated in note 3 to the stand-alone financial statements and in note 2 to the consolidated financial statements.

4.	Limited review report

Based on our limited review procedures performed with the scope indicated in caption 2 of this report, we are in position to report that:

a)	the interim financial statements of BBVA Francés both individually and consolidated with its subsidiaries companies mentioned in paragraphs a) and b) of caption 1 of this report, give consideration to all the significant facts and circumstances of which we are aware of, and

b)	we have no observations to present on the referred financial statements, other than those indicated under caption 3.

Our Independent Auditors´ Report on the financial statements for the year ended December 31, 2013, whose figures are presented for comparative proposes and relate to those included in the financial statements corresponding to such fiscal year, was issued on February 19, 2014 and was qualified due to certain departures from Argentine professional accounting standards, described in note 3 to the stand-alone financial statements and in note 2 to the consolidated financial statements.

Our Independent Auditors´ Limited Review Report on the interim financial statements for the three-month period ended March 31, 2013, whose figures are presented for comparative proposes and relate to those included in the financial statements corresponding to such interim period, was issued on May 9, 2013, including an observation referred to certain departures from Argentine professional accounting standards, described in note 3 to the stand-alone financial statements and in note 2 to the consolidated financial statements.

5.	English translation of statutory financial statements

This report and the financial statements referred to in caption 1 have been translated into English for the convenience of English-speaking readers. As further explained in note 18 to the accompanying stand-alone financial statements, the financial statements (both the stand-alone and the consolidated financial statements) are the English translation of those originally prepared by the Bank in Spanish and presented in accordance with the accounting standards of B.C.R.A. and except for the matters described in caption 3, with the Argentine professional accounting standards. The effects of the differences between the accounting standards of B.C.R.A. and the Argentine professional accounting standards, and the accounting principles generally accepted in the countries in which the financial statements are to be used have not been quantified. Accordingly, the accompanying financial statements are not intended to present the financial position, results of operations, stockholders’ equity or cash and cash equivalents flow in accordance with accounting principles generally accepted in the countries of users of the financial statements, other than Argentina.

City of Buenos Aires, May 8, 2014.

MARCELO BASTANTE

Partner

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